UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*


                         GRIFFIN LAND & NURSERIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   398231 10 0
         ---------------------------------------------------------------
                                 (CUSIP Number)

                              Frederick M. Danziger
                              387 Park Avenue South
                     New York, New York 10016 (212) 561-8700
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 3, 1997
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 2 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edgar M. Cullman

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               111,138
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             848,776
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        111,138
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        848,776
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      111,138

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.44
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 3 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Louise B. Cullman

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               103,410
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             724,337
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        103,410
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        724,337
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      103,410

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.27
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 4 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edgar M. Cullman, Jr.

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               136,510
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             740,090
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        136,510
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        740,090
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      121,310

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.66
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 5 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Elissa F. Cullman

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               17,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             55,200
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        17,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        55,200
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      17,000

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .37
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 6 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Susan R. Cullman

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               87,765
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             673,642
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        87,765
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        673,642
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      87,765

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.93
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 7 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Lucy C. Danziger

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               81,842
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             953,022
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        81,842
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        953,022
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      81,842

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.80
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 8 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Frederick M. Danziger

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               16,542
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             147,578
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        16,542
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        147,578
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      16,542

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.36
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 9 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David M. Danziger

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               41,548
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        41,548
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      41,548

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.91
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 10 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Carolyn S. Fabrici

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               23,858
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             118,952
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        23,858
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        118,952
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      23,858

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.52
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 11 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      John L. Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               7,250
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             411,321
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        7,250
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        411,321
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,000

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.13
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 11 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Margot P. Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             20,315
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        20,315
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      0

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.00
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 13 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Alexandra Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,548
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             88,137
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,548
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        88,137
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,548

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.03
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 14 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      B. Bros. Realty Limited Partnership

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               233,792
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        233,792
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      233,792

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.13
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 15 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Matthew L. Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,250
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,250
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,250

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .03
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 16 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Rebecca D. Gamzon

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               30,946
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        30,946
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      30,946

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.68
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 17 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edgar M. Cullman III

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               18,794
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        18,794
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      18,794

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .41
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 18 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Caroline B. Sicher

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               21,422
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        21,422
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      21,422

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .47
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 19 of 36 Pages

                               SCHEDULE 13D ITEMS


Item 1. Security and Issuer

            This Schedule relates to the Common Stock, $0.01 par value (the "Common Stock"), of Griffin Land & Nurseries, Inc. (the "Issuer"), a Delaware corporation, having its principal executive offices at 387 Park Avenue South, New York, New York 10016 and is being filed by the persons identified in Item 2 below.

Item 2. Identity and Background

            See Insert 1 attached hereto.

            None of the persons filing this Schedule (the "Reporting Persons") has been convicted in a criminal proceeding (other than for traffic violations or similar misdemeanors) during the past 5 years or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All individuals are citizens of the United States and all trusts, partnerships and corporations are organized or formed under the laws of the United States. The Reporting Persons have executed a joint filing agreement in connection with the filing of this Schedule, a copy of which has been filed as Exhibit 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

      No funds were used in connection with the acquisition of securities subject to this Schedule. See Item 4 for additional information.

Item 4. Purpose of Transaction

            Pursuant to a Distribution Agreement, dated as of February 3, 1997 (the "Distribution Agreement"), among Culbro Corporation, a New York corporation ("Culbro"), the Issuer (formerly known as Culbro Land Resources, Inc.) and General Cigar Holdings, Inc., a Delaware corporation, all of the issued and outstanding shares of Common Stock were distributed (the "Distribution") on July 3, 1997 to the holders of the common stock, $1.00 par value, of Culbro (the "Culbro Common Stock"). Pursuant to the Distribution, each of the Reporting Persons received one share of Common Stock for each share of Culbro Common Stock held by such Reporting Person immediately prior to the Distribution. No consideration was paid by any Reporting Person in connection with the acquisition by such Reporting Person pursuant to the Distribution of the shares of Common Stock subject to this Schedule.

            A separate report on Schedule 13D has been filed by the Reporting Persons with respect to their ownership of shares of Culbro Common Stock.

                                                             Page 20 of 36 Pages

            A copy of the Distribution Agreement has been filed as Exhibit 2 to this report on Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

            See Insert 1 hereto and cover pages.

            Voting power and power to direct disposition of securities is shared by trustees of each of the trusts referred to in Item 2 as set forth on Insert
1. The officers and directors of the Samuel J. Bloomingdale Foundation, Inc., the Susan B. and Richard C. Ernst Foundation, Inc. and Louise B. and Edgar M. Cullman Foundation, Inc. and the trustees of charitable trust created by Justus Heijmans (collectively, the "Foundations") referred to in Insert 1 as set forth on Insert 1 hereto share voting power and the power to dispose of such securities. Such shares are, however, not included in the individual totals shown on cover pages. Shares owned by B. Bros. Realty Limited Partnership are shown as beneficially owned for voting and dispositive purposes by both General Partners of that partnership and also by the partnership itself.

            No transactions in the Issuer's Common Stock were effected during the 60 days preceding the date hereof by the persons filing this Schedule and their affiliated persons other than as set forth in Item 4 above.

Item 6. Contract, Arrangement or Understanding with Respect to Securities of the Issuer

            None other than an informal understanding that the persons and entities listed in Insert 1 attached hereto will hold and vote together the shares of Issuer's Common Stock owned by each of them. However, Trustees of trusts and partners of the partnership listed in Insert 1 may act independently where fiduciary responsibilities so require. Furthermore, the persons and entities listed in Insert 1 may acquire additional shares of the Issuer's Common Stock.

            Although the Foundations are included in Insert 1, no arrangement of any kind exists with respect to any of the Issuer's Common Stock held by such Foundations. Such Foundations were included in Insert 1 only because certain of the undersigned are officers and directors of such Foundations.

Item 7. Material to the Filed as Exhibits

            A copy of the Joint Filing Agreement, including powers of attorney, is attached hereto as Exhibit 1. A copy of the Distribution Agreement is attached hereto as Exhibit 2.

                                                             Page 21 of 36 Pages

            Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date: July 14, 1997


                                             Edgar M. Cullman*
                                         ---------------------------------------
                                         Edgar M. Cullman, individually and as
                                         Trustee of the Trusts of which he is a
                                         Trustee as indicated on Insert 1 hereto


                                             Louise B. Cullman*
                                         ---------------------------------------
                                         Louise B. Cullman, individually and as
                                         Trustee of the Trusts of which she is a
                                         Trustee as indicated on Insert 1 hereto


                                             Susan R. Cullman*
                                         ---------------------------------------
                                         Susan R. Cullman, individually, as
                                         Custodian and as Trustee of the Trusts
                                         of which she is a Trustee as indicated
                                         on Insert 1 hereto


                                             Edgar M. Cullman, Jr.*
                                         ---------------------------------------
                                         Edgar M. Cullman, Jr., individually, as
                                         Custodian and as Trustee of the Trusts
                                         of which he is a Trustee as indicated
                                         on Insert 1 hereto


                                             Lucy C. Danziger*
                                         ---------------------------------------
                                         Lucy C. Danziger, individually and as
                                         Trustee of the Trusts of which she is a
                                         Trustee as indicated on Insert 1 hereto


                                             John L. Ernst*
                                         ---------------------------------------
                                         John L. Ernst, individually and as
                                         Trustee of the Trusts of which he is a
                                         Trustee, as Custodian and as Guardian,
                                         all as indicated on Insert 1 hereto

                                                             Page 22 of 36 Pages



                                            Carolyn S. Fabrici*
                                        ----------------------------------------
                                         Carolyn S. Fabrici, individually and as
                                         Trustee of the Trusts of which she is a
                                         Trustee as indicated on Insert 1 hereto


                                         /s/  Frederick M. Danziger
                                         ---------------------------------------
                                         Frederick M. Danziger, individually and
                                         as Trustee of the Trusts of which he is
                                         a Trustee as indicated on Insert 1
                                         hereto


                                              Elissa F. Cullman*
                                         ---------------------------------------
                                         Elissa F. Cullman, individually and as
                                         Trustee of the Trusts of which she is a
                                         Trustee as indicated on Insert 1 hereto


                                              Rebecca D. Gamzon*
                                         ---------------------------------------
                                         Rebecca D. Gamzon, individually
                                         formerly Rebecca B. Danziger


                                              Matthew L. Ernst*
                                         ---------------------------------------
                                         Matthew L. Ernst, individually


                                         B. BROS. REALTY LIMITED
                                         PARTNERSHIP

                                         By  John L. Ernst*
                                             -----------------------------------
                                             John L. Ernst,
                                             General Partner


                                              Margot P. Ernst*
                                         ---------------------------------------
                                         Margot P. Ernst, not individually but
                                         as Trustee of the Trusts of which she
                                         is a Trustee as indicated on Insert 1
                                         hereto


                                              Alexandra Ernst*
                                         ---------------------------------------
                                         Alexandra Ernst, individually and as
                                         Trustee of the Trusts of which she is a
                                         Trustee as indicated on Insert 1 hereto

                                                             Page 23 of 36 Pages


                                              David M. Danziger*
                                         ---------------------------------------
                                         David M. Danziger, individually



                                              Edgar M. Cullman III*
                                         ---------------------------------------
                                         Edgar M. Cullman III



                                              Caroline B. Sicher*
                                         ---------------------------------------
                                         Caroline B. Sicher



                                         By: /s/ Frederick M. Danziger
                                             ----------------------------------
                                         Frederick M. Danziger
                                         Attorney-in-Fact

                                                             Page 24 of 36 Pages

Culbro Corporation
Schedule 13D                                                          Insert 1--Item 2. Identity and Background and
Amendment #17                                                                           Item 5. Interest in Securities of the Issuer
                                                                                                    (4)
                                                    (3)                                          (Item 5)
                                                                      --------------------------------------------------------------

                                           Present principal occu-
                                           pation or employment and        Number of shares   Total number of
                                           the name, principal busi-       of Issuer's        shares of the
                                           ness and address of any         Common Stock       Issuer's Common
  (1)                     (2)              corporation or other            acquired or        Stock ($1 par     Percentage of Class
Name                   Residence           organization in which such      disposed of since  value) owned on   of Issuer's Common
(Item 2(a)             Address             employment is conducted.        April 1997         the date hereof   Stock.
and 5)                 (Item 2(b))         (Item 2(c))                           (i)                (ii)               (iii)
------------------------------------------------------------------------------------------------------------------------------------
1.  Edgar M. Cullman   2 E. 70th St.       Chairman of the Board                                  111,138             2.44
    ("EMC")            New York, N.Y.      Culbro Corporation (cigar,
                                           tobacco, real estate
                                           development and tobacco and
                                           sundries distribution)
                                           378 Park Avenue
                                           So. New York, N.Y.

2.  Edgar M. Cullman,  770 Park Avenue     President                           (1700)             121,301             2.66
    Jr. ("EMC, Jr.")   New York, N.Y.      Culbro Corporation
                                           387 Park Avenue So.
                                           New York, N.Y.

3.  Elissa F. Cullman  770 Park Avenue     Interior Decorator                                      17,000              .37
    ("EFC")            New York, New
                       York

4.  Louise B.          2 E. 70th St.       Housewife                                              103,410             2.27
    Cullman ("LBC")    New York, N.Y.

5.  Susan R. Cullman   2830 Foxhall Rd.    Housewife                           (6700)              87,765             1.96
    ("SRC")            NW
                       Washington, D.C.

6.  Lucy C. Danziger   2 E. 73rd St.       Housewife                           (7500)              81,842             1.80
    ("LCD")            New York, N.Y.



                                                                                                    (4)          Page 25 of 36 Pages
                                                                      --------------------------------------------------------------
        (1)                   (2)                (3)                          (i)                 (ii)               (iii)
    ---------------    ----------------    -------------------        --------------------------------------------------------------
7.  Frederick M.       2 E. 73rd St.       Latham & Watkins                                        16,542              .37
    Danziger           New York, N.Y.      Attorneys At Law
    ("FMD")                                885 Third Avenue
                                           New York, New York

8.  David M. Danziger  115 Central Park    Executive Trainee                                       41,548              .94
    ("DMD")            West                The Eli Witt Company
                       NY, NY 10023

9.  Rebecca D. Gamzon  One Soldiers Field  Teacher                                                 30,946              .70
    ("RDG")            Park, Apt. 414      Milton Academy
                       Boston, MA 02163

10. John L. Ernst      860 U.N. Towers     Chairman & President                (2213)               6,000              .13
    ("JLE")            New York, N.Y.      Bloomingdale Properties,
                                           Inc.*
                                           (Investments)
                                           641 Lexington Avenue
                                           New York, N.Y.

11. Alexandra Ernst    120 Bis Blvd.       Writer                                                   1,548              .03
    ("AE")             Montpamesse
                       75014 Paris,
                       France

12. LCD, EMC, Jr. and
    SRC,
    Trustees
    u/w/o Joseph F.
    Cullman, Jr.
    f/b/o/:
      EMC                                                                      17,500              76,448             1.68

13. Carolyn S.         P.O. Box 4708       Housewife                                               23,858              .52
    Fabrici ("CSF")    42630 N. 54th St.
                       Cave Creek, AZ
                       85331

                                                                                                    (4)          Page 26 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
14. EMC, Jr. Custodian
    f/b/o:
    Edgar M. Cullman III,                                                                           0
      a minor ("EMC III")
    Samuel B. Cullman,                                                                              7,422              .16
      a minor ("SBC")
    Georgina D. Cullman,                                                                            7,778              .18
      a minor ("GDC")

15. Caroline B. Sicher,
    ("CBS")                                                                                        21,422              .47

16. EMC and LBC, Trustees
    u/i/o LBC (12/16/43)*
    f/b/o:
         LCD                                                                                       22,264              .49

17. EMC, LBC and SRC,
    Trustees
    u/i/o Samuel J.
    Bloomingdale ("SJB") and
    Rita G. Bloomingdale
    ("RGB") (1/10/50)*
    f/b/o:
      SRC                                                                                          50,880             1.15

18. EMC, LBC and SRC,
    Trustees
    u/i/o EMC and LBC
    (3/21/50)*
    f/b/o:
         SRC                                                                                       18,714              .41

19. EMC, LBC and LCD
    Trustees
    u/i/o SJB (12/21/50)*
    f/b/o:
         LCD                                                                                       29,192              .64

                                                                                                    (4)          Page 27 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
20. EMC, LBC and EMC, Jr.
    Trustees
    u/i/o SJB (12/21/50)*
    f/b/o:
         EMC, Jr.                                                                                  25,006              .55

21. EMC, LBC and SRC
    Trustees
    u/i/o SJB (12/21/50)*
    f/b/o:
         SRC                                                                                       26,000              .57

22. EMC, LBC and LCD
    Trustees
    u/i/o RGB (12/21/50)*
    f/b/o:
         LCD                                                                                        5,418              .12

23. EMC, LBC and EMC, Jr.
    Trustees
    u/i/o RGB (12/21/50)*
    f/b/o:
         EMC, Jr.                                                                                   9,974              .22

24. EMC, LBC and SRC
    Trustees
    u/i/o RGB (12/21/50)*
    f/b/o:
         SRC                                                                                       11,840              .26

25. EMC, LBC and LCD
    Trustees
    u/i/o RGB (6/14/51)*
    f/b/o:
         LCD                                                                                       38,518              .84

26. EMC, LBC and EMC, Jr.
    Trustees
    u/i/o RGB (6/14/51)*
    f/b/o:
         EMC, Jr.                                                                                  40,190              .88

                                                                                                    (4)          Page 28 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
27. EMC, LBC and SRC
    Trustees u/i/o RGB
    (6/14/51)*
    f/b/o:
         SRC                                                                                       40,090              .88

28. LBC, Margot P. Ernst
    ("MPE"), AE and JLE,
    Trustees
    u/i/o Susan B. Ernst
    ("SBE") (4/9/52)*
    f/b/o:
         Descendants of JLE                                                                         4,364              .10

29. LBC, JLE, AE and CSF,
    Trustees
    u/i/o SBE (4/9/52)*
    f/b/o:
         Descendants of CSF                                                                         3,844              .09

30. EMC, LCD, EMC, Jr. and
    SRC Trustees
    u/i/o LBC (1/6/53)*
    f/b/o:
    Descendants of LCD                                                                             10,400              .23
    Descendants of EMC, Jr.                                                                        41,948              .95
    Descendants of SRC                                                                             26,284              .58

31. LBC, MPE, AE and
    JLE, Trustees
    u/i/o SBE (1/6/53)*
    f/b/o:
       Descendants of JLE                                                                           2,580              .06

32. LBC, JLE, AE and CSF
    Trustees
    u/i/o SBE (1/6/53)*
    f/b/o:
      Descendants of CSF                                                                           11,701              .26

                                                                                                    (4)          Page 29 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
33. EMC, LCD, EMC, Jr. and
    SRC
    Trustees
    u/i/o LBC (6/30/54)*
    f/b/o:
    Descendants of LCD                                                                             25,944               .59
    Descendants of EMC, Jr.                                                                        50,302              1.14
    Descendants of SRC                                                                             35,878               .58

34. LBC, CSF, AE and JLE,
      Trustees
    u/i/o SJB (12/21/50)*
    f/b/o:
         Dorothy P. Ernst                                                                           3,974              .09

35. LBC, CSF, AE and JLE
    Trustees
    u/i/o RGB (12/21/50)*
    f/b/o:
         Dorothy P. Ernst                                                                           3,974              .09

36. LBC, LCD, EMC, Jr. and
      SRC Trustees
    u/i/o EMC (3/23/55)*
    f/b/o/:
    Descendants of LCD                                                                             10,830              .24
    Descendants of EMC, Jr.                                                                        16,008              .36
    Descendants of SRC                                                                             14,200              .31

37. EMC, LCD, EMC, Jr. and
      SRC Trustees
    u/i/o LBC (3/23/55)*
    f/b/o:
    Descendants of LCD                                                                              7,000              .16
    Descendants of EMC, Jr.                                                                        12,324              .28
    Descendants of SRC                                                                             13,600              .30

38. EMC, LBC, EMC, Jr. and
      LCD Trustees
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of LCD                                                                           24,400              .55

                                                                                                    (4)          Page 30 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
39. EMC, LBC, LCD and EMC,
    Jr. Trustees
    u/i/o SJB (8/2/55)*
    f/b/o:
    Descendants of EMC, Jr.                                                                        37,622              .85

40. EMC, LBC, LCD and SRC
    Trustees
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of SRC                                                                           37,962              .83

41. LBC, MPE, AE and JLE
    Trustees
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of JLE                                                                            3,194              .07

42. EMC, LBC, CSF, AE and
      JLE
    Trustees
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of CSF                                                                            3,526              .08

43. EMC, LBC and LCD,
      Trustees
    u/w/o RGB (2/29/56)*
    f/b/o:
      Descendants of LCD                                                                           19,228              .43

44. EMC, LBC and EMC, Jr.,
    Trustees
    u/w/o RGB (2/29/56)*
    f/b/o:
    Descendants of EMC, Jr.                                                                        20,332              .46

45. EMC, LBC and SRC,
    Trustees
    u/w/o RGB (2/29/56)*
    f/b/o:
      Descendants of SRC                                                                           17,190              .39

                                                                                                    (4)          Page 31 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
46. EMC, LBC, CSF,
      AE and JLE,
      Trustees
    u/w/o RGB
    (2/29/56)*
    f/b/o:
      Descendants of
      JLE                                                                                          39,138              .88

47. EMC, LBC, JLE and
      CSF, Trustees
    u/w/o RGB
    (2/29/56)*
    f/b/o:
      Descendants of
      CSF                                                                                          39,138              .88

48. Samuel J. Bloomingdale   Charitable                                                            19,642              .44
    Foundation, Inc.*        Foundation
      EMC, Chairman &
      Dir. LBC, President
      & Dir. EMC, Jr.,
      Treas. & Dir. LCD,
      Secretary

49. Richard C. Ernst         Charitable                                         2048               12,048              .26
    and Susan B. Ernst       Foundation
    Foundation, Inc.*
      JLE, Pres. & Dir.
      MPE, Vice Pres. &
      Dir. AE, Treas. &
      Dir. John Fletcher
      III, Secy.

50. EMC, LBC and EMC, Jr.,
    Trustees
    u/w/o F.W. Cullman
    (7/23/59)*
    f/b/o:
         LCD                                                                                       17,420              .39
         EMC, Jr.                                                                                  13,770              .31
         SRC                                                                                       20,014              .45

51. EMC, LCD and FMD,
    Trustees
    u/i/o SJB (4/15/66)*
    f/b/o:
         DMD                                                                                       12,524              .28


                                                                                                    (4)          Page 32 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
52. FMD, LCD and EMC, Jr.,
    u/i/o EMC (12/26/72)*
    f/b/o:
         LCD and DMD                                                                               17,800              .39
         LCD and RDG                                                                               18,000              .39

53. FMD, LCD, SRC and
    EMC, Jr.
    Trustees
    u/i/o EMC (12/23/76)*
    f/b/o:
         DMD                                                                                       16,000              .35
         RDG                                                                                       16,200              .36

54. FMD, SRC, EMC, Jr.,
    and JLE, Trustees
    u/i/o LCD (12/25/76)*
    f/b/o:
         DMD                                                                                        3,200              .07
         RDG                                                                                        3,200              .07

55. Richard M. Danziger and
    FMD, Trustees
    u/i/o LCD (12/24/69)*
    f/b/o:
         RDG                                                                                       22,800              .51

56. LBC, MPE, AE and JLE,
    Trustees
    u/i/o RGB (6/14/51)*
    f/b/o:
         JLE                                                                                        3,081              .07

57. LCD, SRC, JLE and
    Elissa Cullman, Trustees,
    u/i/o EMC, Jr.
    (12/25/76)*
    f/b/o:
         EMC III                                                                                    7,200              .16
         SBC                                                                                        7,200              .16


                                                                                                    (4)          Page 33 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
58. EMC, Jr., SRC, LCD and
    Elissa Cullman, Trustees,
    u/i/o EMC (12/23/76)*
    f/b/o:
         EMC III                                                                                   20,400              .45
         SBC                                                                                       20,400              .45

59. EMC, Jr., SRC, LCD and
      FMD
    Trustees
    u/i/o EMC (12/23/76)*
    f/b/o:
         GDC                                                                                       20,000              .44

60. LCD, EMC, Jr., John
    Sicher and JLE, Trustees,
    u/i/o SRC (12/25/76)*
    f/b/o:
         CBS                                                                                       14,000              .31

61. EMC, Jr., LCD, SRC and
    John Sicher, Trustees,
    u/i/o EMC (12/23/76)*
    f/b/o:
         CBS                                                                                       16,000              .35

62. FMD and R.M. Danziger,
    Trustees
    u/i/o Elsie B. Paskus
    f/b/o:
         R.M. Danziger                                                                              3,000              .07

63. FMD and R.M. Danziger
    Trustees
    u/i/o Elsie B. Paskus
    f/b/o:
         FMD                                                                                        1,400              .03

64. B. Bros. Realty Limited  Investments                                       (5,000)            233,792             5.13
      Partnership*
    JLE, General Partner
    LCD, General Partner


                                                                                                    (4)          Page 34 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
65. EMC, EMC, Jr.
    SRC and                                                                                           202                0
    Richard W. Dammann,
    Executors of the
    Estate of
    Justus Heijmans

66. JLE, FMD and Roger
    Bloom ("RB"),
    Trustees
    u/a/o SBE (4/19/81)
    u/w/o SBE Appointment
    u/i/o RBG (11/27/31)*
    f/b/o:
         Descendants of JLE                                                                         7,458              .16

67. LBC, JLE, AE and CSF,
    Trustees
    u/i/o SJB (12/21/50)*
    f/b/o:
         CSF                                                                                        1,515              .03

68. LBC, JLE, AE and CSF
    Trustees
    u/i/o RGB (6/14/51)*
    f/b/o:
         CSF                                                                                        1,400              .03

69. JLE, EMC, Jr. and Roger
    Bloom, Trustees
    u/a/o SBE (4/19/81)
    u/w/o SBE Appointment
    u/i/o RGB (11/27/31)*
    f/b/o:
         Descendants of CSF                                                                         2,000              .04

70. Matthew L. Ernst         27 Howard Street  Artist                                               1,250              .03
                             New York, N.Y.

71. JLE, MPE, CSF, FMD
    and EMC, Jr.,
    Trustees
    u/c/o/w Richard C. Ernst,
    (6/19/84)
    f/b/o:
      Benjamin C. Stewart                                                                           5,996              .13

                                                                                                    (4)          Page 35 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
72. JLE, as Custodian
    f/b/o:
      Jessica P. Ernst
      a minor ("JPE")                                                                               1,250              .03

73. Charitable Trust created
    by Justus Heijmans,*
    EMC and EMC, Jr.,
    Trustees                                                                                          200                0

74. LBC, JLE, MPE and AE,
    Trustee
    u/i/o RGB (12/21/50)*
    f/b/o:
      JLE                                                                                           1,100              .02

75. JLE, as Guardian
    f/b/o:
      DPE                                                                                           2,679              .06

76. JLE, LBC, EMC, CSF and
    AE, Trustees
    u/c/w/o RGB (2/29/56)*
    f/b/o:
      Descendants of JLE                                                                            4,746              .10

77. Chemical Bank and LBC,
    Trustees
    u/i/o RGB (11/27/31)*
    f/b/o:
      LBC                                                                                          30,000              .66

78. Louise B. & Edgar M.     Charitable                                         3400                6,400              .14
    Cullman Foundation,      Foundation
    Inc.*
    EMC, Chairman of the
    Board
    SRC, President
    LBC, Vice President
    EMC, Jr., Treasurer
    LCD, Secretary

79. Edgar M. Cullman, III    770 Park Avenue   Student
    (EMC,III)                New York, NY                                                          18,794              .41

                                                                                                    (4)          Page 36 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------


                                                                                TOTAL           2,235,020            48.88


* Business Address:  641 Lexington Avenue, New York, NY  10022

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons whose signature appears below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to (a) the common stock, par value $1.00 per share, of Culbro Corporation, a New York corporation (the "Culbro 13D"), and (b) the common stock, par value $0.01 per share, of Griffin Land & Nurseries, Inc., a Delaware corporation (the "Griffin 13D"), and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

            In addition, each of the persons whose signature appears below constitutes and appoints Frederick M. Danziger as true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign the Culbro 13D, the Griffin 13D and any and all amendments to the Culbro 13D and the Griffin 13D, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Dated:  July 14, 1997


                                               /s/ Edgar M. Cullman
                                          --------------------------------------
                                          Edgar M. Cullman, individually and as
                                          Trustee of the Trusts of which he is a
                                          Trustee as indicated on Insert 1
                                          hereto


                                               /s/ Louise B. Cullman
                                          --------------------------------------
                                          Louise B. Cullman, individually and as
                                          Trustee of the Trusts of which she is
                                          a Trustee as indicated on Insert 1
                                          hereto


                                               /s/ Susan R. Cullman
                                          --------------------------------------
                                          Susan R. Cullman, individually, as
                                          Custodian and as Trustee of the Trusts
                                          of which she is a Trustee as indicated
                                          on Insert 1 hereto


                                               /s/ Edgar M. Cullman, Jr.
                                          --------------------------------------
                                          Edgar M. Cullman, Jr., individually,
                                          as Custodian and as Trustee of the
                                          Trusts of which he is a Trustee as
                                          indicated on Insert 1 hereto


                                                /s/ Lucy C. Danziger
                                          --------------------------------------
                                          Lucy C. Danziger, individually and as
                                          Trustee of the Trusts of which she is
                                          a Trustee as indicated on Insert 1
                                          hereto


                                               /s/ John L. Ernst
                                          --------------------------------------
                                          John L. Ernst, individually and as
                                          Trustee of the Trusts of which he is a
                                          Trustee, as Custodian and as Guardian,
                                          all as indicated on Insert 1 hereto

                                               /s/ Carolyn S. Fabrici
                                          --------------------------------------
                                          Carolyn S. Fabrici, individually and
                                          as Trustee of the Trusts of which she
                                          is a Trustee as indicated on Insert 1
                                          hereto


                                              /s/  Frederick M. Danziger
                                          --------------------------------------
                                          Frederick M. Danziger, individually
                                          and as Trustee of the Trusts of which
                                          he is a Trustee as indicated on Insert
                                          1 hereto


                                               /s/ Elissa F. Cullman
                                          --------------------------------------
                                          Elissa F. Cullman, individually and as
                                          Trustee of the Trusts of which she is
                                          a Trustee as indicated on Insert 1
                                          hereto


                                               /s/ Rebecca D. Gamzon
                                          --------------------------------------
                                          Rebecca D. Gamzon, individually
                                          formerly Rebecca B. Danziger


                                               /s/ Matthew L. Ernst
                                          --------------------------------------
                                          Matthew L. Ernst, individually


                                          B. BROS. REALTY LIMITED
                                          PARTNERSHIP

                                          By   /s/ John L. Ernst
                                          --------------------------------------
                                          John L. Ernst,
                                          General Partner


                                               /s/ Margot P. Ernst
                                          --------------------------------------
                                          Margot P. Ernst, not individually but
                                          as Trustee of the Trusts of which she
                                          is a Trustee as indicated on Insert 1
                                          hereto

                                               /s/ Alexandra Ernst
                                          --------------------------------------
                                          Alexandra Ernst, individually and as
                                          Trustee of the Trusts of which she is
                                          a Trustee as indicated on Insert 1
                                          hereto



                                               /s/ David M. Danziger
                                          --------------------------------------
                                          David M. Danziger, individually



                                               /s/ Edgar M. Cullman III
                                          --------------------------------------
                                          Edgar M. Cullman III



                                               /s/ Caroline B. Sicher
                                          --------------------------------------
                                          Caroline B. Sicher

                                    EXHIBIT 2

                                                                  Execution Copy
================================================================================



                             DISTRIBUTION AGREEMENT



                                      among


                               CULBRO CORPORATION,


                           CULBRO LAND RESOURCES, INC.


                                       and


                          GENERAL CIGAR HOLDINGS, INC.



                            ------------------------



                                February 3, 1997



================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                                    ARTICLE I
                                   DEFINITIONS
 Section 1.01 General......................................................  1
 Section 1.02 Terms Defined Elsewhere in Agreement.........................  8

                                   ARTICLE II
                               TRANSFER OF ASSETS
 Section 2.01 Transfer of Real Estate to General Cigar.....................  9
 Section 2.02 Transfer of Real Estate to CLR...............................  9
 Section 2.03 Transfer of Assets to Holdings...............................  9
 Section 2.04 Transfer of Assets to CLR.................................... 10
 Section 2.05 Related Agreements; Merger Agreement......................... 10
 Section 2.06 Transfers Not Effected Prior to the Distribution............. 10
 Section 2.07 No Representations or Warranties; Consents................... 11
 Section 2.08 Conveyancing and Assumption Instruments...................... 11
 Section 2.09 Business Operations.......................................... 12

                                   ARTICLE III
                   ASSUMPTION AND SATISFACTION OF LIABILITIES
 Section 3.01 Assumption and Satisfaction of Liabilities................... 13

                                   ARTICLE IV
                                THE DISTRIBUTION
 Section 4.01 Cooperation Prior to the Distribution........................ 13
 Section 4.02 Culbro Board Action; Conditions Precedent to the Distribution 14
 Section 4.03 The Distribution............................................. 14

                                    ARTICLE V
                                 INDEMNIFICATION
 Section 5.01 Indemnification by Culbro.................................... 14
 Section 5.02 Indemnification by CLR....................................... 15
 Section 5.03 Insurance Proceeds........................................... 15
 Section 5.04 Procedure for Indemnification................................ 15
 Section 5.05 Remedies Cumulative.......................................... 17
 Section 5.06 Survival of Indemnities...................................... 17

                                   ARTICLE VI
                           CERTAIN ADDITIONAL MATTERS
 Section 6.01 CLR Board.................................................... 17
 Section 6.02 Resignations................................................. 17
 Section 6.03 Certificate and Bylaws....................................... 18

                                   ARTICLE VII
                           POST-DISTRIBUTION TRANSFERS
 Section 7.01 Merger....................................................... 18
 Section 7.02 Certain Post-Distribution Transactions....................... 18

                                                                            Page
                                                                            ----

                                  ARTICLE VIII
                       ACCESS TO INFORMATION AND SERVICES
 Section 8.01 Provision of Corporate Records............................... 19
 Section 8.02 Access to Information........................................ 19
 Section 8.03 Production of Witnesses...................................... 19
 Section 8.04 Reimbursement................................................ 19
 Section 8.05 Retention of Records......................................... 20
 Section 8.06 Confidentiality.............................................. 20
 Section 8.07 Privileged Matters........................................... 20

                                   ARTICLE IX
                                    INSURANCE
 Section 9.01 Policies and Rights Included Within the CLR Assets........... 22
 Section 9.02 Post-Asset Transfer Date Claims.............................. 22
 Section 9.03 Administration............................................... 22
 Section 9.04 Agreement for Waiver of Conflict and Shared Defense.......... 23

                                    ARTICLE X
                                  MISCELLANEOUS
 Section 10.01  Complete Agreement; Construction........................... 23
 Section 10.02  Expenses................................................... 23
 Section 10.03  Governing Law.............................................. 23
 Section 10.04  Notices.................................................... 23
 Section 10.05  Amendments................................................. 23
 Section 10.06  Successors and Assigns..................................... 24
 Section 10.07  Termination................................................ 24
 Section 10.08  Subsidiaries............................................... 24
 Section 10.09  No Third-Party Beneficiaries............................... 24
 Section 10.10  Titles and Headings........................................ 24
 Section 10.11  Exhibits and Schedules..................................... 24
 Section 10.12  Legal Enforceability....................................... 24
 Section 10.13  Consent of Parties......................................... 24

                         LIST OF SCHEDULES AND EXHIBITS

Schedule 1.01(a)  CLR Financing Obligations

Schedule 1.01(b)  Culbro Financing Obligations

Schedule 1.01(c)  Commercial Real Estate

Schedule 1.01(d)  Nursery Real Estate

Schedule 1.01(e)  Tobacco Real Estate

Schedule 1.01(f)  Shared Policies

Schedule 2.08     Conveyance and Assumption Instruments

Schedule 4.01     Required Consents


Exhibit A         Culbro Pro Forma Consolidated Balance Sheet

Exhibit B         CLR Pro Forma Consolidated Balance Sheet

Exhibit C         Form of CLR Bylaws

Exhibit D         Form of CLR Certificate of Incorporation

Exhibit E         Form of Agriculture Lease between CLR and General Cigar

Exhibit F         Form of Benefits and Employment Matters Allocation Agreement
                  between Culbro and CLR

Exhibit G         Form of Services Agreement between Culbro and CLR

Exhibit H         Form of Tax Sharing Agreement between Culbro and CLR

Exhibit I         Form of Merger Agreement between Culbro and Holdings

                             DISTRIBUTION AGREEMENT


      This DISTRIBUTION AGREEMENT (this "Agreement") is made this 3rd day of February, 1997 among Culbro Corporation, a New York corporation ("Culbro"), Culbro Land Resources, Inc., a Delaware corporation and a wholly-owned subsidiary of Culbro ("CLR"), and General Cigar Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Culbro ("Holdings").

                                    RECITALS

      WHEREAS, Culbro, directly and through subsidiaries, (i) manufactures and markets cigars and grows, processes and sells cigar wrapper tobacco (the "Cigar Business"), (ii) cultivates for sale container and field grown nursery products principally to nursery centers and mass merchandisers, and owns and operates wholesale nursery sales and service centers (the "Nursery Business") and (iii) owns, builds and manages commercial and industrial properties and develops residential subdivisions on real estate in Connecticut and Massachusetts (the "Real Estate Business") (which Nursery Business and Real Estate Business are more specifically defined herein as the "CLR Business");

      WHEREAS, the Board of Directors of Culbro has determined that it is in the best interests of Culbro to separate the Cigar Business on the one hand, and the CLR Business on the other hand, and, in order to effect such separation, to transfer to CLR the stock of certain Culbro subsidiaries principally engaged in the CLR Business and certain other assets relating principally to the CLR Business (as more specifically defined herein, the "Asset Transfers"), and thereafter to distribute all of the outstanding shares of common stock of CLR to the holders of Culbro common stock (the "Distribution");

      WHEREAS, subsequent to the Asset Transfers and prior to the Distribution, Holdings intends to consummate an initial public offering of its shares of common stock, par value $0.01 per share.

      WHEREAS, following the Distribution, subject to certain conditions set forth herein, Culbro intends to merge with and into Holdings (the "Merger").

      WHEREAS, in connection with the Distribution, Culbro and CLR have determined that it is necessary and desirable to set forth the principal corporate transactions required to effect the Asset Transfers, the Distribution and the Merger, and to set forth the agreements that will govern certain matters following the Distribution and the Merger.

      NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the parties hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

      Section 1.01 General. As used in this Agreement, the following terms shall have the following meanings:

      387 PAS: 387 PAS Corporation, a New York corporation and holder of a 99% interest in 387 PAS Enterprises.

      387 PAS Enterprises: 387 PAS Enterprises, a partnership organized under the laws of the State of New York.

      387 PAS Minority Interest: Culbro's 1% interest in 387 PAS Enterprises.

      Action: Any action, claim, suit, arbitration, inquiry, proceeding or investigation by or before any court, any governmental or other regulatory or administrative agency or commission or any arbitration tribunal.

      Affiliate: With respect to any specified Person, means any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing. Notwithstanding the foregoing, (i) the Affiliates of Culbro shall not include CLR, the CLR Subsidiaries or any other Person that would be an Affiliate of Culbro by reason of Culbro's ownership of the capital stock of CLR prior to the Distribution or the fact that any officer or director of CLR or any of the CLR Subsidiaries shall also serve as an officer or director of Culbro or any of the Retained Subsidiaries, and (ii) the Affiliates of CLR shall not include Culbro, the Retained Subsidiaries or any other Person that would be an Affiliate of CLR by reason of Culbro's ownership of the capital stock of CLR prior to the Distribution or the fact that any officer or director of CLR or any of the CLR Subsidiaries shall also serve as an officer or director of Culbro or any of the Retained Subsidiaries.

      Agent: The distribution agent appointed by Culbro to distribute the CLR Common Stock pursuant to the Distribution.

      Agriculture Lease: The Agriculture Lease between CLR and General Cigar, which agreement shall be entered into on or before the Asset Transfer Date, substantially in the form of Exhibit E attached hereto.

      Airplane: That certain Israel Astra 1125, FAA registration number N387PAS, owned by Culbro prior to the Asset Transfers.

      Asset Transfer Date: The date all of the Asset Transfers set forth in Sections 2.01 through 2.04 herein have been completed, which date shall be prior to the consummation of the IPO.

      Centaur: Centaur Communications Limited, a company incorporated under the laws of England and Wales, a privately held publisher of business magazines in the United Kingdom.

      Centaur Interest: Culbro's ownership of 4,928,194 ordinary shares of Centaur, representing a 25% equity interest in Centaur.

      CLR Balance Sheet: The Pro Forma Consolidated Balance Sheet for CLR as of November 30, 1996 (the end of its most recent fiscal year) attached hereto as Exhibit B.

      CLR Board: The Board of Directors of CLR.

      CLR Books and Records: The books and records (including computerized records, ledgers, files and software) of CLR and the CLR Subsidiaries and all books and records owned by Culbro and its

Subsidiaries that relate to the CLR Business or are necessary to operate the CLR Business including, without limitation, all such books and records relating to CLR Employees, all files relating to any Action being assumed by CLR as part of the CLR Liabilities, original corporate minute books, stock ledgers and certificates and corporate seals, and all licenses, leases, agreements and filings relating to CLR, the CLR Subsidiaries or the CLR Business (but not including the Culbro Books and Records, provided that CLR shall have access to, and have the right to obtain duplicate copies of, the Culbro Books and Records in accordance with the provisions of Article VIII).

      CLR Business: The businesses conducted by CLR and the CLR Subsidiaries and the businesses conducted pursuant to or utilizing the CLR Assets, including the Nursery Business and the Real Estate Business and the ownership of the Centaur Interest (but excluding the ownership and operation of 387 PAS Enterprises).

      CLR Bylaws: The Bylaws of CLR, substantially in the form of Exhibit C attached hereto, to be in effect at the Distribution Date.

      CLR Certificate: The Certificate of Incorporation of CLR, substantially in the form of Exhibit D attached hereto, to be in effect at the Distribution Date.

      CLR Common Stock: The common stock, par value $1.00 per share, of CLR.

      CLR Employees: The persons employed by the CLR Group on the Asset Transfer Date; provided that no Retained Employee who performs services for the CLR group after the Asset Transfer Date pursuant to the CLR Services Agreement shall be deemed to be a CLR Employee.

      CLR Financing Obligations: The Financing Obligations to be assumed or retained by the CLR Group set forth on Schedule 1.01(a) hereto.

      CLR Group: CLR and the CLR Subsidiaries, collectively.

      CLR Initial Cash Balance: $7,000,000.

      CLR Liabilities: (i) All of the Liabilities of the CLR Group under, or to be retained or assumed by CLR or any of the CLR Subsidiaries pursuant to, this Agreement or any of the Related Agreements, including without limitation all liabilities retained or assumed pursuant to the Tax Sharing Agreement and the Employee Benefits Allocation Agreement, (ii) all Liabilities under the CLR Financing Obligations, (iii) all Liabilities relating to Eli Witt (including the bankruptcy proceedings related thereto) and (iv) all other Liabilities arising out of or in connection with any of the CLR Assets or the CLR Business, determined on a basis consistent with the determination of the Liabilities of CLR included on the CLR Balance Sheet.

      CLR Policies: All Policies, current or past, which are owned or maintained by or on behalf of Culbro or any of its Affiliates or predecessors, that relate to the CLR Business but do not relate to the Retained Business, and which Policies are either maintained by the CLR Group or assignable to the CLR Group.

      CLR Services Agreement: The Services Agreement, which shall be entered into between CLR and Culbro on or prior to the Asset Transfer Date, substantially in the form of Exhibit G attached hereto.

      CLR Subsidiaries: The CLR Transferred Subsidiaries, and all direct and indirect Subsidiaries of CLR and the CLR Transferred Subsidiaries as of the Asset Transfer Date.

      CLR Transferred Subsidiaries: Imperial, Eli Witt and General Witt Receivables Corp.

      CLR Transferred Subsidiary Stock: All of the issued and outstanding capital stock of the CLR Transferred Subsidiaries owned by Culbro as of the date of this Agreement.

      Club Macanudo: Club Macanudo, Inc., a wholly-owned subsidiary of Culbro.

      Club Macanudo (Chicago): Club Macanudo (Chicago), Inc., a wholly-owned subsidiary of Culbro.

      Code: The Internal Revenue Code of 1986, as amended.

      Commercial Real Estate: The real property set forth on Schedule 1.01(c) hereto.

      Commission: The Securities and Exchange Commission.

      Conveyancing and Assumption Instruments: Collectively, the various agreements, instruments and other documents to be entered into to effect the Asset Transfers and the assumption of Liabilities in the manner contemplated by this Agreement and the Related Agreements.

      Culbro Board: The Board of Directors of Culbro.

      Culbro Books and Records: The books and records (including computerized records, ledgers, files and software) of Culbro and the Retained Subsidiaries and all books and records owned by Culbro and its Subsidiaries which relate to the Retained Business, are necessary to operate the Retained Business, or are required by law to be retained by Culbro, including, without limitation, all such books and records relating to Retained Employees, all files relating to any Action pertaining to the Retained Liabilities, original corporate minute books, stock ledgers and certificates and corporate seals, and all licenses, leases, agreements and filings, relating to Culbro, the Retained Subsidiaries or the Retained Business (not including the CLR Books and Records, provided that Culbro shall have access to, and shall have the right to obtain duplicate copies of, the CLR Books and Records in accordance with the provisions of Article VIII).

      Culbro Common Stock: The common stock, par value $1.00 per share, of Culbro.

      Culbro Group: Culbro and the Retained Subsidiaries, collectively.

      Culbro Balance Sheet: The Pro Forma Consolidated Balance Sheet for Culbro, after giving effect to the Asset Transfers and the Distribution, as of November 30, 1996 (the end of its most recent fiscal year) attached hereto as Exhibit A.

      Culbro Financing Obligations: The Financing Obligations to be retained or assumed by the Culbro Group as set forth on Schedule 1.01(b) hereto.

      Culbro Leasehold: The leasehold for the headquarters of Culbro located at 387 Park Avenue South, New York, New York, and all improvements therein.

      Culbro Personal Property: All personalty owned by Culbro, including but not limited to all vehicles, all office machinery and equipment located at the Culbro Leasehold, all office furniture and fixtures located at the Culbro Leasehold, and all works of art and other non-depreciable assets located at the Culbro Leasehold.

      Distribution Date: The date determined by the Culbro Board as the date on which the Distribution shall be effected.

      Distribution Record Date: The date established by the Culbro Board as the date for taking a record of the Holders of Culbro Common Stock entitled to participate in the Distribution.

      Eli Witt: The Eli Witt Company, a Delaware corporation, in which Culbro has a 50.1% common stock interest and which has issued certain corporate debt and mortgaged certain real property to Culbro.

      Eli Witt Notes: Certain indebtedness of Eli Witt to Culbro representing
(i) a junior mortgage note from Eli Witt to Culbro bearing a principal amount of $2,000,000, plus interest, secured by a mortgage on certain real property owned by Eli Witt and (ii) an unsecured note bearing a principal amount of $5,000,000, plus interest, issued by Eli Witt to Culbro, and in both cases together with all security interests related thereto of any kind.

      Employee Benefits Allocation Agreement: The Benefits and Employment Matters Allocation Agreement between Culbro and CLR, which agreement shall be entered into on or prior to the Asset Transfer Date, substantially in the form of Exhibit F attached hereto.

      Exchange Act: The Securities Exchange Act of 1934, as amended.

      Financing Obligations: All (i) indebtedness for borrowed money, (ii) obligations evidenced by bonds, notes, debentures or similar instruments, (iii) obligations under capitalized leases and deferred purchase arrangements, (iv) reimbursement or other obligations relating to letters of credit or similar arrangements, and (v) obligations to guarantee, directly or indirectly, any of the foregoing types of obligations on behalf of others.

      General Cigar: General Cigar Co., Inc., a Delaware corporation.

      Holders: The holders of record of Culbro Common Stock as of the Distribution Record Date.

      Holdings Property: The Airplane, the Culbro Leasehold and the Culbro Personal Property.

      Holdings Transferred Subsidiaries: General Cigar, 387 PAS, Club Macanudo, Club Macanudo (Chicago), Cifuentes Y Cia, Ltd., Cifuentes Free Zone, Ltd., Gradiaz Annis of Jamaica, Ltd., Gradiaz Annis & Co., Inc., Culbro Tobacco Sales Corporation, Culbro V.L. Tobacco, S.A., Industrial Buildings & Properties Inc., Jose Escalante & Co., Macanudo Cigar Company, Inc., Partagas Cigar Company, Inc., Culbro International U.K. Ltd., Culbro International, S.A., Moll Tool & Plastics Corp. and Helmetta Realty Corp.

      Holdings Transferred Subsidiary Stock: All of the issued and outstanding capital stock of the Holdings Transferred Subsidiaries owned by Culbro as of the date of this Agreement.

      HSR Act: The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

      Imperial: Imperial Nurseries, Inc., a Delaware corporation and a wholly-owned subsidiary of Culbro.

      Insurance Administration: With respect to each Policy, the accounting for premiums, retrospectively rated premiums, defense costs, adjuster's fees, indemnity payments, deductibles and retentions as appropriate under the terms and conditions of such Policy; and the reporting to excess insurance carriers of any losses or claims in accordance with Policy provisions, and the distribution of Insurance Proceeds as contemplated by this Agreement.

      Insurance Proceeds: Those moneys (i) received by an insured from an insurance carrier or (ii) paid by an insurance carrier on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively-rated premium, deductible, retention, cost or reserve paid or held by or for the benefit of such insured.

      Insured Claims: Those Liabilities that, individually or in the aggregate, are covered within the terms and conditions of any of the Policies, whether or not subject to deductibles, co-insurance, uncollectability or retrospectively rated premium adjustments, but only to the extent that such Liabilities are within applicable Policy limits, including aggregates.

      IPO: The initial public offering of the common stock of Holdings.

      IPO Commencement Date: The date the IPO is commenced through distribution of a "red herring" prospectus.

      Liabilities: Any and all debts, liabilities and obligations, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, including all costs and expenses relating thereto, and including, without limitation, those debts, liabilities and obligations arising under any law, rule, regulation, Action, threatened Action, order or consent decree of any governmental entity or any award of any arbitrator of any kind, and those arising under any contract, commitment or undertaking.

      Merger Agreement: The Merger Agreement between Culbro and Holdings, which agreement shall be entered into on or prior to the Distribution Date, substantially in the form of Exhibit I attached hereto.

      NASDAQ: The National Association of Securities Dealers Automated Quotations System.

      Nursery Real Estate: The real property set forth on Schedule 1.01(d) hereto.

      Person: Any individual, corporation, partnership, association, trust, estate or other entity or organization, including any governmental entity or authority.

      Policies: Insurance policies and insurance contracts of any kind (each, a "Policy") relating to the CLR Business or the Retained Business as conducted prior to the Asset Transfer Date, including, without limitation, primary and excess policies, comprehensive general liability policies, and automobile and workers' compensation insurance policies, together with the rights, benefits and privileges thereunder.

      Privileged Information: All information as to which Culbro, CLR or any of their Subsidiaries are entitled to assert the protection of a Privilege.

      Privileges: All privileges that may be asserted under applicable law including, without limitation, privileges arising under or relating to the attorney-client relationship (including but not limited to the attorney-client and work product privileges), the accountant-client privilege, and privileges relating to internal evaluative processes.

      Related Agreements: All of the agreements, instruments, understandings, assignments or other arrangements which are entered into in connection with the transactions contemplated hereby and which are set forth in a writing, including, without limitation, the Conveyancing and Assumption Instruments, the Agriculture Lease, the Employee Benefits Allocation Agreement, the Tax Sharing Agreement and the Services Agreement.

      Retained Assets: The assets of Culbro other than the CLR Assets, including without limitation (i) the capital stock of the Retained Subsidiaries, (ii) assets relating to the Retained Business, determined on a basis consistent with the determination of assets included on the Culbro Balance Sheet, (iii) all other assets expressly allocated to Culbro or any of the Retained Subsidiaries under this Agreement or the Related Agreements, and (iv) any other assets of Culbro and its Affiliates relating to the Retained Business.

      Retained Business: The businesses conducted by Culbro and its Affiliates other than the CLR Business, including the Cigar Business.

      Retained Employees: All of the persons employed by the Culbro Group on the Asset Transfer Date, which shall be substantially all of the persons employed by the Culbro Group immediately prior to the Asset Transfer Date; provided that no CLR Employee shall be deemed to be a Retained Employee.

      Retained Liabilities: (i) All of the Liabilities arising out of or in connection with the Retained Assets or the Retained Business determined on a basis consistent with the determination of the Liabilities of Culbro included on the Culbro Balance Sheet, (ii) all other Liabilities of Culbro under, or to be retained or assumed by Culbro or any of the Retained Subsidiaries pursuant to, this Agreement or any of the Related Agreements, including without limitation all Liabilities retained or assumed pursuant to the Tax Sharing Agreement and the Employee Benefits Agreement, (iii) the Culbro Financing Obligations, (iv) any Liabilities arising out of the settlement of lawsuits relating to the Distribution (other than those Liabilities that constitute CLR Liabilities), (v) all expenses relating to consummation of the Asset Transfers, the IPO, the Distribution and the Merger (including without limitation all transfer taxes, legal, accounting and investment bank fees and expenses) and (vi) all other Liabilities of Culbro not constituting CLR Liabilities, including Liabilities relating to the sales contracted pursuant to the Stock Purchase Agreement by and between Culbro Corporation, as seller, and Impaxx, Inc., as buyer, dated as of October 15, 1996 and any obligations of the operations sold pursuant thereto.

      Retained Policies: All Policies, current or past, that are owned or maintained by or on behalf of any member of the Culbro Group (or any of its predecessors) which relate to the Retained Business but do not relate to the CLR Business.

      Retained Subsidiaries: All direct and indirect Subsidiaries of Culbro, including but not limited to (i) Holdings, (ii) General Cigar, 387 PAS, Club Macanudo, Club Macanudo (Chicago) and GCH Transportation, Inc., (iii) Villazon & Co., Inc., Honduras American Tabaco, S.A. de C.V., Cifuentes

Y Cia, Ltd., Cifuentes Free Zone, Ltd., Gradiaz Annis of Jamaica, Ltd., Gradiaz Annis & Co., Inc., Culbro Tobacco Sales Corporation, Culbro V.L. Tobacco, S.A. and Industrial Buildings & Properties Inc. and (iv) Jose Escalante & Co., Macanudo Cigar Company, Inc., Partagas Cigar Company, Inc., Culbro International U.K. Ltd., Culbro International, S.A., Moll Tool & Plastics Corp., Helmetta Realty Corp. and Twenty-Seventh & Park, Inc.; provided, however, that "Retained Subsidiaries" shall exclude CLR and the CLR Subsidiaries.

      Securities Act: The Securities Act of 1933, as amended.

      Shared Policies: All Policies, current or past, that are owned or maintained by or on behalf of Culbro or any of its Subsidiaries or their respective predecessors that relate to both the Retained Business and the CLR Business, and all other Policies not constituting Retained Policies or CLR Policies, in each case including, but not limited to, the Policies specified on
Schedule 1.01(f) hereto.

      Subsidiary: With respect to any Person, (a) any corporation of which at least a majority in interest of the outstanding voting stock (having by the terms thereof voting power under ordinary circumstances to elect a majority of the directors of such corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned or controlled by such Person, by one or more Subsidiaries of such Person, or by such Person and one or more of its Subsidiaries; provided that Eli Witt shall not constitute a Subsidiary of Culbro or any of its affiliates, or (b) any non-corporate entity in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has at least majority ownership interest.

      Tax Ruling: The private letter ruling to be issued by the Internal Revenue Service to the effect that the proposed Distribution constitutes a tax-free spin-off under the Code.

      Tax Sharing Agreement: The Tax Sharing Agreement between Culbro and CLR, which agreement shall be entered into on or prior to the Asset Transfer Date, substantially in the form of Exhibit H attached hereto.

      Tobacco Real Estate: The real property set forth on Schedule 1.01(e) hereto.

      Section 1.02 Terms Defined Elsewhere in Agreement.

      Each of the following terms is defined in the Section set forth opposite such term:

        Term                                Section
        ----                                -------
        Asset Transfers                     Recitals
        Cigar Business                      Recitals
        CLR                                 Recitals
        CLR Assets                          2.04
        CLR Indemnifiable Losses            5.01
        CLR Indemnitees                     5.01
        Culbro                              Recitals
        Culbro Indemnifiable Losses         5.02
        Culbro Indemnitees                  5.02
        Distribution                        Recitals

        Form 10 Registration Statement      4.01
        Holdings Assets                     2.03
        Indemnifiable Losses                5.02
        Indemnifying Party                  5.03
        Indemnitee                          5.03
        Information                         8.02
        Merger Proxy                        4.01
        Nursery Business                    Recitals
        Real Estate Business                Recitals
        Required Consents                   4.01
        Third-Party Claim                   5.04

                                   ARTICLE II
                               TRANSFER OF ASSETS

      Section 2.01 Transfer of Real Estate to General Cigar. Prior to the IPO Commencement Date, Culbro shall take or cause to be taken all actions necessary to cause the transfer, assignment, delivery and conveyance to General Cigar or any subsidiary thereof of all of Culbro's and its Subsidiaries' right, title and interest in the Tobacco Real Estate.

      Section 2.02 Transfer of Real Estate to CLR. Prior to the IPO Commencement Date, Culbro shall take or cause to be taken all actions necessary to cause the transfer, assignment, delivery and conveyance to CLR or any Subsidiary thereof of all of Culbro's and its Subsidiaries' right, title and interest in the Nursery Real Estate and in the Commercial Real Estate.

      Section 2.03 Transfer of Assets to Holdings. Prior to the IPO Commencement Date, Culbro shall take or cause to be taken all actions necessary to cause the transfer, assignment, delivery and conveyance to Holdings or the Retained Subsidiaries, as the case may be, of all of Culbro's and its Subsidiaries' right, title and interest in the Holdings Assets, and Holdings shall take or cause to be taken all actions necessary to cause the assumption by Holdings or the Retained Subsidiaries of the Retained Liabilities. The "Holdings Assets" shall consist of the following assets:

            (i)   the Holdings Transferred Subsidiary Stock;

            (ii)  the 387 PAS Minority Interest;

            (iii) the Holdings Property;

            (iv) licenses and permits relating to the Retained Business, to the extent such licenses and permits are transferable;

            (v) all accounts receivable, prepaid expenses, reserves and other current assets relating to the Retained Business (except that no cash shall constitute Holdings Assets except to the extent provided in Section 2.09 below);

            (vi)  the Retained Policies and the Shared Policies; and

            (vii) all of the other assets to be assigned to Holdings under this
                  Agreement or the

                  Related Agreements.

      Section 2.04 Transfer of Assets to CLR. Prior to the consummation of the IPO, Culbro shall take or cause to be taken all actions necessary to cause the transfer, assignment, delivery and conveyance to CLR or the CLR Subsidiaries of all of Culbro's and its Subsidiaries' right, title and interest in the CLR Assets, and CLR shall take or cause to be taken all actions necessary to cause the assumption by CLR or the CLR Subsidiaries of the CLR Liabilities. The "CLR Assets" shall consist of the following assets:

            (i)   the CLR Transferred Subsidiary Stock;

            (ii)  the Centaur Interest;

            (iii) the Eli Witt Notes;

            (iv)  the CLR Books and Records;

            (v) licenses and permits relating to the CLR Business, to the extent such licenses and permits are transferable;

            (vi) all of the other assets to be assigned to CLR under this Agreement or the Related Agreements;

            (vii) all accounts receivable, prepaid expenses, reserves and other current assets relating to the CLR Business (except that no cash shall constitute CLR Assets except to the extent provided in Section 2.09 below);

           (viii) the CLR Policies; and

            (ix) all other assets relating to the CLR Business, determined on a basis consistent with the determination of the assets included on the CLR Balance Sheet.

      Section 2.05 Related Agreements; Merger Agreement.

      On or prior to the Asset Transfer Date, Culbro, Holdings and CLR (or their respective Subsidiaries, as applicable) shall enter into the Related Agreements and Culbro and Holdings shall enter into the Merger Agreement.

      Section 2.06 Transfers Not Effected Prior to the Distribution.

      To the extent that any transfers contemplated by this Article II shall not have been fully effected on the Asset Transfer Date, the parties shall cooperate to effect such transfers as promptly as shall be practicable following the Asset Transfer Date. Nothing herein shall be deemed to require the transfer of any assets or the assumption of any Liabilities that by their terms or operation of law cannot be transferred or assumed; provided, however, that Culbro on the one hand and Holdings or CLR, as the case may be, on the other hand, and their respective Subsidiaries and Affiliates shall cooperate in seeking to obtain any necessary consents or approvals for the transfer of all assets and Liabilities contemplated to be transferred pursuant to this Article II. In the event that any such transfer of assets or Liabilities has not been consummated as of the Asset Transfer Date, the party retaining such asset or Liability shall thereafter hold such asset in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto) and retain such Liability for the account of the party by whom such Liability is to be assumed pursuant hereto, and take such other actions as may be reasonably required in order to place the parties, insofar as reasonably possible, in the same position as would have existed had such asset been transferred or such Liability been assumed as contemplated hereby. As and when any such asset or Liability becomes transferable, such transfer and assumption shall be effected forthwith. The parties agree that, except as described in this section, as of the Asset Transfer Date, each party hereto shall be deemed to have acquired complete and sole beneficial ownership over all of the assets, together with all rights, powers and privileges incidental thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incidental thereto, which such party is entitled to acquire or required to assume pursuant to the terms of this Agreement.

      Section 2.07 No Representations or Warranties; Consents. Each of the parties hereto understands and agrees that no party hereto is, in this Agreement or in any other agreement or document contemplated by this Agreement or otherwise, representing or warranting in any way (i) as to the value or freedom from encumbrance of, or any other matter concerning, any assets of such party or
(ii) as to the legal sufficiency to convey title to any asset transferred pursuant to this Agreement or any Related Agreement, including, without limitation, any Conveyancing or Assumption Instruments. It is also agreed and understood that there are no warranties, express or implied, as to the merchantability or fitness of any of the assets either transferred to or retained by the parties, as the case may be, and all such assets shall be "as is, where is" and "with all faults", including without limitation all environmental liabilities (provided, however, that the absence of warranties shall have no effect upon the allocation of Liabilities under this Agreement). Similarly, each party hereto understands and agrees that no party hereto is, in this Agreement or in any other agreement or document contemplated by this Agreement or otherwise, representing or warranting in any way that the obtaining of any consents or approvals, the execution and delivery of any amendatory agreements and the making of any filings or applications contemplated by this Agreement will satisfy the provisions of any or all applicable laws or judgments or other instruments or agreements relating to such assets. Notwithstanding the foregoing, the parties shall use their good faith efforts to obtain all consents and approvals, to enter into all reasonable amendatory agreements and to make all filings and applications which may be reasonably required for the consummation of the transactions contemplated by this Agreement, and shall take all such further reasonable actions as shall be reasonably necessary to preserve for each of the Culbro Group and the CLR Group, to the greatest extent feasible, the economic and operational benefits of the allocation of assets and Liabilities provided for in this Agreement. In case at any time after the Asset Transfer Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary or desirable action.

      Section 2.08 Conveyancing and Assumption Instruments. In connection with the Asset Transfers and the assumptions of Liabilities contemplated by this Agreement, the parties shall execute or cause to be executed by the appropriate entities the Conveyancing and Assumption Instruments in such forms as the parties shall reasonably agree, including but not limited to the assignment of franchise rights and the assignment and assumption of existing agreements as set forth in Schedule 2.08 hereto. The transfer of capital stock shall be effected by means of delivery of stock certificates and executed stock powers and notation on the stock record books of the corporation or other legal entities involved and, to the extent required by applicable law, by notation on public registries.

      Section 2.09 Business Operations.

      (a) Cash Allocation on the Asset Transfer Date. To satisfy the business needs for cash of

CLR as of the close of business on the Asset Transfer Date, (i) CLR shall be allocated, out of all cash bank balances and short-term investments of Culbro and its Subsidiaries ("Cash"), an amount of Cash equal to the CLR Initial Cash Balance and (ii) Culbro shall transfer all other Cash to Holdings. To the extent practicable, the parties shall use their reasonable best efforts to take all necessary action to cause the Cash balances of CLR and its Subsidiaries immediately prior to consummation of the Asset Transfers to be equal to the CLR Initial Cash Balance. In the event the actual Cash balances of CLR and its Subsidiaries as of the Asset Transfer Date are less than the CLR Initial Cash Balance, the amount of the deficiency shall be recorded in the accounts of CLR as of the Asset Transfer Date as a payable from Holdings to CLR (which payable will be paid as promptly as practicable following the Asset Transfer Date); and in the event the actual Cash balances of CLR and its Subsidiaries as of the Asset Transfer Date exceeds the CLR Initial Cash Balance, the amount of such excess shall be recorded in the accounts of Holdings and CLR as of the Asset Transfer Date as a payable from CLR to Holdings (which payable will be paid as promptly as practicable following the time it is determinable).

      (b) Cash Management After the Asset Transfer Date. CLR shall separate from Culbro, and establish and maintain a separate cash management system and accounting records with respect to the CLR Business effective as of 12:01 a.m. on the day following the Asset Transfer Date; thereafter, (i) any payments by Culbro or its Retained Subsidiaries on behalf of CLR or the CLR Subsidiaries in connection with the CLR Business shall be recorded in the accounts of the CLR Group as a payable from the CLR Group to the Culbro Group; (ii) any payments by CLR or the CLR Subsidiaries on behalf of Culbro or its Retained Subsidiaries in connection with the Retained Business shall be recorded in the accounts of the Culbro Group as a payable from the Culbro Group to the CLR Group; (iii) any cash payments received by Culbro and the Retained Subsidiaries relating to the CLR Business or the CLR Assets shall be recorded in the accounts of the Culbro Group as a payable from the Culbro Group to the CLR Group; (iv) any cash payments received by CLR or the CLR Subsidiaries relating to the Retained Business or the Retained Assets shall be recorded in the accounts of the CLR Group as a payable from the CLR Group to the Culbro Group; (v) CLR and Culbro shall make adjustments for late deposits, checks returned for not sufficient funds and other post-Asset Transfer Date transactions as shall be reasonable under the circumstances consistent with the purpose and intent of this Agreement; and (vi) the net balance due to the Culbro Group or the CLR Group, as the case may be, in respect of the aggregate amounts of clauses (i), (ii), (iii), (iv) and (v) shall be paid by CLR or Culbro, as appropriate, as promptly as practicable. For purposes of this Section 2.09(b), the parties contemplate that the Retained Business and the CLR Business, including but not limited to the administration of accounts payable and accounts receivable, will be conducted in the normal course.

      (c) Separate Operations. From and after the Asset Transfer Date, the CLR Business shall be operated as a stand-alone business. Culbro agrees that unless and until the Distribution is abandoned pursuant to Section 10.07 below, Culbro will not cause CLR to make any distribution, in cash or otherwise, to Culbro.

      (d) Audit and Disputes. All transactions contemplated in this Section 2.09 shall be subject to audit by the parties, and any dispute thereunder shall be resolved by an independent firm of certified public accounts mutually acceptable to Culbro and CLR, whose decision shall be final and unappealable.

                                   ARTICLE III
                   ASSUMPTION AND SATISFACTION OF LIABILITIES

      Section 3.01 Assumption and Satisfaction of Liabilities. Except as set forth in the Tax Sharing Agreement, the Employee Benefits Allocation Agreement, the Services Agreement, the Agriculture Lease or other Related Agreements, effective as of and after the Asset Transfer Date, (a) Holdings shall, and/or shall cause the Holdings Transferred Subsidiaries to, assume, pay, perform, and discharge in due course all of the Retained Liabilities and (b) CLR shall, and/or shall cause the CLR Subsidiaries to, assume, pay, perform, and discharge in due course all of the CLR Liabilities.

                                   ARTICLE IV
                                THE DISTRIBUTION

      Section 4.01 Cooperation Prior to the Distribution.

      (a) Culbro and CLR shall prepare, and CLR shall file with the Commission, a Form 10 registration statement with respect to the registration under the Exchange Act of the CLR Common Stock (the "Form 10 Registration Statement").

      (b) Each of Culbro, Holdings and CLR shall cooperate in preparing, filing with the Commission and causing to become effective any registration statements or amendments thereto which are appropriate to reflect the establishment of, or amendments to, any employee benefit plans and other plans contemplated by this Agreement.

      (c) Culbro shall file a "no-action" letter with the Commission with respect to the Distribution, shall use its best efforts to receive a no-action position from the Commission that the Distribution will not require registration under the Securities Act and shall take all other action as may be necessary and appropriate (including registration of the CLR Common Stock under the Securities
Act) to obtain approval under federal securities laws for the Distribution.

      (d) Culbro shall prepare and file with the Commission a registration statement on Form S-4 and related proxy materials (collectively, the "Merger Proxy") with respect to effectuating the Merger, and shall take all other action as may be necessary to consummate the Merger.

      (e) Each of Culbro, Holdings and CLR shall take all such action as may be necessary or appropriate under the securities or blue sky laws of states or other political subdivisions of the United States in connection with the transactions contemplated by this Agreement and the Related Agreements.

      (f) Culbro and CLR shall prepare, and CLR shall file and pursue, an application to permit the listing of CLR Common Stock on NASDAQ.

      (g) Culbro, Holdings and CLR, as the case may be, shall make any requisite filings under the HSR Act.

      (h) Each of Culbro, Holdings and CLR shall use all reasonable efforts to obtain any third-party consents or approvals necessary or desirable in connection with the transactions contemplated hereby, including without limitation the consents or approvals set forth on Schedule 4.01 hereto (collectively, the "Required Consents").

      (i) Each of Culbro, Holdings and CLR shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or desirable under applicable law, to consummate the transactions contemplated under this Agreement.

      Section 4.02 Culbro Board Action; Conditions Precedent to the Distribution. The Culbro Board shall, in its discretion, establish the Distribution Record Date and the Distribution Date and any appropriate procedures in connection with the Distribution. In no event shall the Distribution occur unless the following conditions shall have been satisfied:

            (i) the Tax Ruling shall have been granted in form and substance satisfactory to the Culbro Board, in its sole discretion, or the Culbro Board shall have received an opinion of Latham & Watkins (or, in the event of a conflict, of another national law firm mutually acceptable to the parties hereto) in form and substance satisfactory to it in its sole discretion to the effect that the proposed Distribution constitutes a tax-free spin-off under the Code.

            (ii) Culbro and Holdings shall have entered into the Merger Agreement and the Holders of Culbro Common Stock shall have approved the Merger;

            (iii) Culbro and CLR shall have obtained all approvals from government authorities (including the Commission), the failure of which to obtain would, in the determination of the Culbro Board, have a material adverse effect on Culbro or CLR; and

            (iv) Culbro and CLR shall have entered into the Related Agreements;

provided, however, that (i) any such condition may be waived by the Culbro Board in its sole discretion upon the advice of counsel and (ii) the satisfaction of such conditions shall not create any obligation on the part of Culbro or any other party hereto to effect the Distribution or in any way limit Culbro's power of termination set forth in Section 10.07 or alter the consequences of any such termination from those specified in such Section.

      Section 4.03 The Distribution. On the Distribution Date, subject to the conditions and rights of termination set forth in this Agreement, Culbro shall deliver to the Agent a share certificate representing all of the then outstanding shares of CLR Common Stock owned by Culbro and shall instruct the Agent to distribute, on or as soon as practicable following the Distribution Date, such CLR Common Stock to the Holders. CLR agrees to provide all share certificates that the Agent shall require in order to effect the Distribution.

                                    ARTICLE V
                                 INDEMNIFICATION

      Section 5.01 Indemnification by Culbro.

      Except as otherwise expressly set forth in a Related Agreement, Culbro and Holdings shall indemnify, defend and hold harmless CLR and each of the CLR Subsidiaries, and each of their respective directors, officers, employees, agents and Affiliates and each of the heirs, executors, successors and assigns of any of the foregoing (the "CLR Indemnitees") from and against the Retained Liabilities and any and all losses, Liabilities, damages, including, without limitation, the costs and expenses of any and all Actions, threatened Actions, demands, assessments, judgments, settlements and compromises relating thereto and attorneys' fees and any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any such Actions or threatened Actions (collectively, "CLR Indemnifiable Losses" and, individually, a "CLR Indemnifiable Loss") of the CLR Indemnitees arising out of or due to the failure or alleged failure of Culbro or any of its Affiliates to (i) pay, perform or otherwise discharge in due course any of the Retained Liabilities or
(ii) comply with the provisions of Section 5.04.

      Section 5.02 Indemnification by CLR. Except as otherwise expressly set forth in a Related Agreement, CLR shall indemnify, defend and hold harmless Culbro and each of the Retained Subsidiaries, and each of their directors, officers, employees, agents and Affiliates and each of the heirs, executors, successors and assigns of any of the foregoing (the "Culbro Indemnitees") from and against the CLR Liabilities and any and all losses, Liabilities, damages, including, without limitation, the costs and expenses of any and all Actions, threatened Actions, demands, assessments, judgments, settlements and compromises relating thereto and attorneys' fees and any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any such Actions or threatened Actions (collectively, "Culbro Indemnifiable Losses" and, individually, a "Culbro Indemnifiable Loss") of the Culbro Indemnitees arising out of or due to the failure or alleged failure of CLR or any of its Affiliates to (i) pay, perform or otherwise discharge in due course any of the CLR Liabilities or (ii) comply with the provisions of Section 5.04. The "CLR Indemnifiable Losses" and the "Culbro Indemnifiable Losses" are collectively referred to as the "Indemnifiable Losses."

      Section 5.03 Insurance Proceeds. The amount that any party (an "Indemnifying Party") is or may be required to pay to any other Person (an "Indemnitee") pursuant to Section 5.01 or Section 5.02 shall be reduced (including, without limitation, retroactively) by any Insurance Proceeds or other amounts actually recovered by or on behalf of such Indemnitee in reduction of the related Indemnifiable Loss. If an Indemnitee shall have received the payment required by this Agreement from an Indemnifying Party in respect of an Indemnifiable Loss and shall subsequently actually receive Insurance Proceeds, or other amounts in respect of such Indemnifiable Loss as specified above, then such Indemnitee shall pay to such Indemnifying Party a sum equal to the amount of such Insurance Proceeds or other amounts actually received.

      Section 5.04 Procedure for Indemnification.

      (a) Except as may be set forth in a Related Agreement, if an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including, without limitation, any governmental entity) who is not a party to this Agreement or to any of the Related Agreements of any claim or of the commencement by any such Person of any Action (a "Third-Party Claim") with respect to which an Indemnifying Party may be obligated to provide indemnification pursuant to this Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof promptly after becoming aware of such Third-Party Claim; provided, that the failure of any Indemnitee to give notice as required by this Section 5.04 shall not relieve the Indemnifying Party of its obligations under this Article V, except to the extent that such Indemnifying Party is prejudiced by such failure to give notice. Such notice shall describe the Third-Party Claim in reasonable detail, and shall indicate the amount (estimated if necessary) of the Indemnifiable Loss that has been or may be sustained by such Indemnitee.

      (b) An Indemnifying Party may elect to defend or to seek to settle or compromise, at such Indemnifying Party's own expense and by such Indemnifying Party's own counsel, any Third-Party Claim, provided that the Indemnifying Party must confirm in writing that it agrees that Indemnitee is entitled to indemnification hereunder in respect of such Third-Party Claim. Within 30 days of the receipt of notice from an Indemnitee in accordance with Section 5.04(a) (or sooner, if the nature of such Third-

Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election whether to assume responsibility for such Third-Party Claim (provided that if the Indemnifying Party does not so notify the Indemnitee of its election within 30 days after receipt of such notice from the Indemnitee, the Indemnifying Party shall be deemed to have elected not to assume responsibility for such Third-Party Claim), and such Indemnitee shall cooperate in the defense or settlement or compromise of such Third- Party Claim. After notice from an Indemnifying Party to an Indemnitee of its election to assume responsibility for a Third-Party Claim, such Indemnifying Party shall not be liable to such Indemnitee under this Article V for any legal or other expenses (except expenses approved in advance by the Indemnifying Party) subsequently incurred by such Indemnitee in connection with the defense thereof; provided, that if the defendants in any such claim include both the Indemnifying Party and one or more Indemnitees and in such Indemnitees' reasonable judgment a conflict of interest between such Indemnitees and such Indemnifying Party exists in respect of such claim, such Indemnitees shall have the right to employ separate counsel and in that event the reasonable fees and expenses of such separate counsel (but not more than one separate counsel reasonably satisfactory to the Indemnifying Party) shall be paid by such Indemnifying Party. If an Indemnifying Party elects not to assume responsibility for a Third-Party Claim (which election may be made only in the event of a good faith dispute that a claim was inappropriately tendered under Section 5.01 or 5.02, as the case may be) such Indemnitee may defend or (subject to the following sentence) seek to compromise or settle such Third-Party Claim. Notwithstanding the foregoing, an Indemnitee may not settle or compromise any claim without prior written notice to the Indemnifying Party, which shall have the option within ten days following the receipt of such notice (i) to disapprove the settlement and assume all past and future responsibility for the claim, including reimbursing the Indemnitee for prior expenditures in connection with the claim, or (ii) to disapprove the settlement and continue to refrain from participation in the defense of the claim, in which event the Indemnifying Party shall have no further right to contest the amount or reasonableness of the settlement if the Indemnitee elects to proceed therewith, or (iii) to approve the amount of the settlement, reserving the Indemnifying Party's right to contest the Indemnitee's right to indemnity, or (iv) to approve and agree to pay the settlement. In the event the Indemnifying Party makes no response to such written notice from the Indemnitee, the Indemnifying Party shall be deemed to have elected option (ii) above.

      (c) If an Indemnifying Party chooses to defend or to seek to compromise any Third-Party Claim, the Indemnitee shall make available to such Indemnifying Party any personnel and any books, records or other documents within its control or which it otherwise has the ability to make available that are necessary or appropriate for such defense.

      (d) Notwithstanding anything else in this Section 5.04 to the contrary, an Indemnifying Party shall not settle or compromise any Third-Party Claim unless such settlement or compromise contemplates as an unconditional term thereof the giving by such claimant or plaintiff to the Indemnitee of a written release from all liability in respect of such Third-Party Claim (and provided further that such settlement may not provide for any non-monetary relief by Indemnitee without the written consent of Indemnitee). In the event the Indemnitee shall notify the Indemnifying Party in writing that such Indemnitee declines to accept any such settlement or compromise, such Indemnitee may continue to contest such Third-Party Claim, free of any participation by such Indemnifying Party, at such Indemnitee's sole expense. In such event, the obligation of such Indemnifying Party to such Indemnitee with respect to such Third-Party Claim shall be equal to (i) the costs and expenses of such Indemnitee prior to the date such Indemnifying Party notifies such Indemnitee of the offer to settle or compromise (to the extent such costs and expenses are otherwise indemnifiable hereunder) plus (ii) the lesser of (A) the amount of any offer of settlement or compromise which such Indemnitee declined to accept or (B) the actual out-of-pocket amount such Indemnitee is obligated to pay subsequent to such date as a result of such Indemnitee's continuing to pursue such Third-Party Claim.

      (e) Any claim on account of an Indemnifiable Loss which does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the applicable Indemnifying Party. Such Indemnifying Party shall have a period of 15 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 15-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such 15-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party under applicable law or under this Agreement.

      (f) In addition to any adjustments required pursuant to Section 5.03, if the amount of any Indemnifiable Loss shall, at any time subsequent to the payment required by this Agreement, be reduced by recovery, settlement or otherwise, the amount of such reduction, less any expenses incurred in connection therewith, shall promptly be repaid by the Indemnitee to the Indemnifying Party.

      (g) In the event of payment by an Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third- Party Claim. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right or claim.

      Section 5.05 Remedies Cumulative. The remedies provided in this Article V shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

      Section 5.06 Survival of Indemnities. The obligations of each of CLR and Culbro under this Article V shall survive the Merger and the sale or other transfer by it of any assets or businesses or the assignment by it of any Liabilities, with respect to any Indemnifiable Loss of the other related to such assets, businesses or Liabilities.

                                   ARTICLE VI
                           CERTAIN ADDITIONAL MATTERS

      Section 6.01 CLR Board. CLR and Culbro shall take all actions which may be required to constitute, effective as of the Distribution Date, the following persons as the directors of CLR: Edgar Cullman, Sr., Frederick M. Danziger, John
L. Ernst and John Fletcher.

      Section 6.02 Resignations.

      (a) CLR shall cause all of its directors and all CLR Employees to resign, effective as of the Distribution Date, from all boards of directors or similar governing bodies of Culbro or any of its Retained Subsidiaries on which they serve, and from all positions as officers or employees of Culbro or any of its Retained Subsidiaries in which they serve, except (i) Edgar M. Cullman, Sr. shall serve as Chairman of the Board of Culbro and of Holdings and as Chairman of the Board of CLR, (ii) John L. Ernst shall serve as a director of Culbro and of Holdings and as a director of CLR and (iii) as set forth in the Services Agreement. Culbro shall cause all of its directors and the Retained Employees to resign from all boards of directors or similar governing bodies of CLR and of any of its Subsidiaries on which such directors and Retained Employees serve, and from all positions as officers or employees of CLR or any of its Subsidiaries in which they serve, except to the extent specified in the preceding sentence.

      Section 6.03 Certificate and Bylaws. On or prior to the Distribution Date, CLR shall adopt the CLR Certificate and the CLR Bylaws, and shall file the CLR Certificate with the Secretary of State of the State of Delaware.

                                   ARTICLE VII
                           POST-DISTRIBUTION TRANSFERS

      Section 7.01 Merger. Following the Distribution, and as promptly as practicable after the date six months following consummation of the IPO (or such earlier date as determined by the Culbro Board after receiving the consent of Donaldson, Lufkin & Jenrette Securities Corporation and the approval of the merger by the Culbro stockholders), Culbro and Holdings shall consummate the Merger in accordance with the Merger Agreement. From and after the Merger, all rights and obligations of Culbro hereunder shall survive and shall be vested in Holdings.

      Section 7.02 Certain Post-Distribution Transactions.

      (a) CLR. CLR shall, and shall cause each of the CLR Subsidiaries to, comply with each representation and statement made, or to be made, to any taxing authority in connection with any ruling obtained, or to be obtained, by Culbro, Holdings and CLR acting together, from any such taxing authority with respect to any transaction contemplated by this Agreement; and until the second anniversary of the Distribution Date, neither CLR nor any of the CLR Subsidiaries shall take or omit any action inconsistent therewith, unless (i) required to do so by law,
(ii) permitted to do so by the prior written consent of Culbro, (iii) pursuant to a favorable supplemental ruling letter reasonably satisfactory to Culbro that such act or omission would not adversely affect the tax consequences of the Distribution to Culbro or to the stockholders of Culbro, as set forth in any ruling issued by any taxing authority or (iv) pursuant to an opinion of Latham & Watkins (or, in the event of a conflict, of another national law firm mutually acceptable to the parties hereto) reasonably satisfactory to Culbro that such act or omission would not adversely affect the tax consequences of the Distribution to Culbro or to the stockholders of Culbro. Neither CLR nor any of the CLR Subsidiaries has a present intention to take or omit any such action.

      (b) Culbro. Culbro shall, and shall cause each of the Retained Subsidiaries to, comply with each representation and statement made, or to be made, to any taxing authority in connection with any ruling obtained, by Culbro, Holdings and CLR acting together, from any such taxing authority with respect to any transaction contemplated by this Agreement; and until the second anniversary of the Distribution Date, neither Culbro nor any of the Retained Subsidiaries shall take or omit any action inconsistent therewith, unless (i) required to do so by law, (ii) permitted to do so by the prior written consent of CLR, (iii) pursuant to a favorable supplemental ruling letter reasonably satisfactory to CLR that such act or omission would not adversely affect the tax consequences of the Distribution to CLR or to the stockholders of CLR, as set forth in any ruling issued by any taxing authority or (iv) pursuant to an opinion of Latham & Watkins (or, in the event of a conflict, of another national law firm mutually acceptable to the parties hereto) reasonably satisfactory to Culbro that such act or omission would not adversely affect the tax consequences of the Distribution to Culbro or to the stockholders of Culbro. Neither Culbro nor any of the Retained Subsidiaries has a present intention to take or omit any such action.

                                  ARTICLE VIII
                       ACCESS TO INFORMATION AND SERVICES

      Section 8.01 Provision of Corporate Records.

      (a) Except as may otherwise be provided in a Related Agreement, Culbro shall arrange as soon as practicable following the Distribution Date, to the extent not previously delivered in connection with the transactions contemplated in Article II, for the transportation to CLR of the CLR Books and Records in its possession, except to the extent such items are already in the possession of CLR or a CLR Subsidiary. Such CLR Books and Records shall be the property of CLR, but shall be available to Culbro for review and duplication until Culbro shall notify CLR in writing that such records are no longer of use to Culbro.

      (b) Except as otherwise provided in a Related Agreement, CLR shall arrange as soon as practicable following the Distribution Date, to the extent not previously delivered in connection with the transactions contemplated in Article II, for the transportation to Culbro of the Culbro Books and Records in its possession, except to the extent such items are already in the possession of Culbro. The Culbro Books and Records shall be the property of Culbro, but shall be available to CLR for review and duplication until CLR shall notify Culbro in writing that such records are no longer of use to CLR.

      Section 8.02 Access to Information.

      Except as otherwise provided in a Related Agreement, from and after the Distribution Date, Culbro shall afford to CLR and its authorized accountants, counsel and other designated representatives reasonable access (including using reasonable efforts to give access to persons or firms possessing information) and duplicating rights during normal business hours to all records, books, contracts, instruments, computer data, software and systems and other data and information relating to pre- Distribution operations (collectively, "Information") within Culbro's possession insofar as such access is reasonably required by CLR for the conduct of its business, subject to appropriate restrictions for classified or Privileged Information. Similarly, except as otherwise provided in a Related Agreement, CLR shall afford to Culbro and its authorized accountants, counsel and other designated representatives reasonable access (including using reasonable efforts to give access to persons or firms possessing information) and duplicating rights during normal business hours to Information within CLR's possession, insofar as such access is reasonably required by Culbro for the conduct of its business, subject to appropriate restrictions for classified or Privileged Information. Information may be requested under this Article VIII for the legitimate business purposes of either party, including without limitation, audit, accounting, claims (including claims for indemnification hereunder), litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations and for performing this Agreement and the transactions contemplated hereby.

      Section 8.03 Production of Witnesses. At all times from and after the Distribution Date, each of Culbro and CLR shall use reasonable efforts to make available to the others, upon written request, its and its subsidiaries' officers, directors, employees and agents as witnesses to the extent that such persons may reasonably be required in connection with any Action.

      Section 8.04 Reimbursement. Except to the extent otherwise contemplated in any Related Agreement, a party providing Information or witness services to the other party under this Article VIII shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments of such amounts, relating to supplies, disbursements and other out-of-pocket expenses (at cost) and direct and indirect expenses of employees who are witnesses or otherwise furnish assistance (at cost), as may be reasonably incurred in providing such Information or witness services.

      Section 8.05 Retention of Records. Except as otherwise required by law or agreed to in a Related Agreement or otherwise in writing, each of Culbro and CLR may destroy or otherwise dispose of any of the Information (including information that is material Information and is not contained in other Information retained by Culbro or CLR, as the case may be) at any time after the tenth anniversary of this Agreement, provided that, prior to such destruction or disposal, (a) it shall provide no less than 90 or more than 120 days prior written notice to the other, specifying in reasonable detail the Information proposed to be destroyed or disposed of and (b) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the Information proposed to be destroyed or disposed of be delivered to such requesting party, the party proposing the destruction or disposal shall promptly arrange for the delivery of such of the Information as was requested at the expense of the party requesting such Information.

      Section 8.06 Confidentiality. Each of Culbro and its Subsidiaries on the one hand, and CLR and its Subsidiaries on the other hand, shall hold, and shall cause its consultants and advisors to hold, in strict confidence, all Information concerning the other in its possession or furnished by the other or the other's representatives pursuant to this Agreement (except to the extent that such Information has been (i) in the public domain through no fault of such party or (ii) later lawfully acquired from other sources by such party), and each party shall not release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, rating agencies, bankers and other consultants and advisors, unless compelled to disclose by judicial or administrative process or, as reasonably advised by its counsel, by other requirements of law, or unless such Information is reasonably required to be disclosed in connection with (x) any litigation with any third-parties or litigation between the Culbro Group and the CLR Group, (y) any contractual agreement to which the Culbro Group or the CLR Group are currently parties or
(z) in exercise of either parties' rights hereunder.

      Section 8.07 Privileged Matters. Culbro and CLR recognize that legal and other professional services that have been and will be provided prior to the Distribution Date have been and will be rendered for the benefit of both the Culbro Group and the CLR Group and that both the Culbro Group and the CLR Group should be deemed to be the client for the purposes of asserting all Privileges. To allocate the interests of each party in the Privileged Information, the parties agree as follows:

      (a) Culbro shall be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information which relates solely to the Retained Business, whether or not the Privileged Information is in the possession of or under the control of Culbro or CLR. Culbro shall also be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information that relates solely to the subject matter of any claims constituting Retained Liabilities, now pending or which may be asserted in the future, in any lawsuits or other proceedings initiated against or by Culbro, whether or not the Privileged Information is in the possession of or under the control of Culbro or CLR.

      (b) CLR shall be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information which relates solely to the CLR Business, whether or not the Privileged Information is in the possession of or under the control of Culbro or CLR. CLR shall also be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information which relates solely to the subject matter of any claims constituting CLR Liabilities, now pending or which may be asserted in the future, in any lawsuits or other proceedings initiated against or by CLR, whether or not the Privileged Information is in the possession of CLR or under the control of Culbro or CLR.

      (c) Culbro and CLR agree that they shall have a shared Privilege, with equal right to assert or waive, subject to the restrictions in this Section 8.07, with respect to all Privileges not allocated pursuant to the terms of Sections 8.07(a) and (b). (All Privileges relating to any claims, proceedings, litigation, disputes, or other matters which involve both Culbro and CLR in respect of which Culbro and CLR retain any responsibility or liability under this Agreement, shall be subject to a shared Privilege.)

      (d) No party may waive any Privilege which could be asserted under any applicable law, and in which the other party has a shared Privilege, without the consent of the other party, except to the extent reasonably required in connection with any litigation with third-parties or as provided in subsection
(e) below. Consent shall be in writing, or shall be deemed to be granted unless written objection is made within twenty (20) days after notice upon the other party requesting such consent.

      (e) In the event of any litigation or dispute between a member of the Culbro Group and a member of the CLR Group, either party may waive a Privilege in which the other party has a shared Privilege, without obtaining the consent of the other party, provided that such waiver of a shared Privilege shall be effective only as to the use of Information with respect to the litigation or dispute between the Culbro Group and the CLR Group, and shall not operate as a waiver of the shared Privilege with respect to third-parties.

      (f) If a dispute arises between the parties regarding whether a Privilege should be waived to protect or advance the interest of either party, each party agrees that it shall negotiate in good faith, shall endeavor to minimize any prejudice to the rights of the other party, and shall not unreasonably withhold consent to any request for waiver by the other party. Each party specifically agrees that it will not withhold consent to waiver for any purpose except to protect its own legitimate interests.

      (g) Upon receipt by any party of any subpoena, discovery or other request which arguably calls for the production or disclosure of Information subject to a shared Privilege or as to which the other party has the sole right hereunder to assert a Privilege, or if any party obtains knowledge that any of its current or former directors, officers, agents or employees have received any subpoena, discovery or other requests which arguably calls for the production or disclosure of such Privileged Information, such party shall promptly notify the other party of the existence of the request and shall provide the other party a reasonable opportunity to review the Information and to assert any rights it may have under this Section 8.07 or otherwise to prevent the production or disclosure of such Privileged Information.

      (h) The transfer of the CLR Books and Records and the Culbro Books and Records and other Information between Culbro and its Subsidiaries and CLR and its Subsidiaries, is made in reliance on the agreement of Culbro and CLR, as set forth in Sections 8.06 and 8.07, to maintain the confidentiality of Privileged Information and to assert and maintain all applicable Privileges. The access to information being granted pursuant to Sections 8.01 and 8.02 hereof, the agreement to provide witnesses and individuals pursuant to Section 8.03 hereof and the transfer of Privileged Information between Culbro and its Subsidiaries and CLR and its Subsidiaries pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.

                                   ARTICLE IX
                                    INSURANCE

      Section 9.01 Policies and Rights Included Within the CLR Assets. Without limiting the generality of the definition of the CLR Assets set forth in Section
2.04 or the effect of Section 2.04, the CLR Assets shall include (a) any and all rights of an insured party under each of the Shared Policies, specifically including rights of indemnity and the right to be defended by or at the expense of the insurer, with respect to all injuries, losses, liabilities, damages and expenses incurred or claimed to have been incurred on or prior to the Asset Transfer Date by any party in or in connection with the conduct of the CLR Business or, to the extent any claim is made against CLR or any of its subsidiaries, the Retained Business, and which injuries, losses, liabilities, damages and expenses may arise out of insured or insurable occurrences or events under one or more of the Shared Policies; provided, however, that nothing in this clause shall be deemed to constitute (or to reflect) the assignment of the Shared Policies, or any of them, to CLR and (b) the CLR Policies.

      Section 9.02 Post-Asset Transfer Date Claims. If, subsequent to the Asset Transfer Date, any person, corporation, firm or entity shall assert a claim against CLR or any CLR Subsidiary with respect to any injury, loss, liability, damage or expense incurred or claimed to have been incurred prior to the Asset Transfer Date in or in connection with the conduct of the CLR Business or, to the extent any claim is made against CLR or any of its Subsidiaries or the CLR Business, and which injury, loss, liability, damage or expense may arise out of insured or insurable occurrences or events under one or more of the Shared Policies, Culbro shall at the time such claim is asserted be deemed to assign, without need of further documentation, to CLR any and all rights of an insured party under the applicable Shared Policy with respect to such asserted claim, specifically including rights of indemnity and the right to be defended by or at the expense of the insurer; provided, however, that nothing in this sentence shall be deemed to constitute (or to reflect) the assignment of the Shared Policies, or any of them, to CLR.

      Section 9.03 Administration.

      (a) Insurance Premiums. Culbro shall have the right but not the obligation to pay the premiums, to the extent that CLR does not pay premiums with respect to CLR Liabilities (retrospectively- rated or otherwise), with respect to Shared Policies and the Retained Policies, as required under the terms and conditions of the respective Policies, whereupon CLR shall forthwith reimburse Culbro for that portion of such premiums paid by Culbro as are attributable to the CLR Liabilities. Unless otherwise agreed by the parties hereto, Culbro shall purchase (subject to a 50% reimbursement by CLR within 15 days of its receipt of invoice) continued coverage under its director and officer liability insurance policy for a period no longer than 180 days following the Asset Transfer Date for claims relating to periods prior to the Asset Transfer Date.

      (b) Allocation of Insurance Proceeds. Insurance Proceeds received with respect to claims, costs and expenses under the Policies shall be paid to CLR with respect to the CLR Liabilities and to Culbro with respect to the Retained Liabilities. Payment of the allocable portions of indemnity costs of Insurance Proceeds resulting from the liability policies will be made to the appropriate party upon receipt from the insurance carrier. In the event that the aggregate limits on any Shared Policies are exceeded, the parties agree to provide an equitable allocation of Insurance Proceeds received after the Asset Transfer Date based upon their respective bona fide claims. The parties agree to use their best efforts to cooperate with respect to insurance matters.

      Section 9.04 Agreement for Waiver of Conflict and Shared Defense. In the event that Insured

Claims of both CLR and Culbro exist relating to the same occurrence, CLR and Culbro agree to jointly defend and to waive any conflict of interest necessary to the conduct of that joint defense. Nothing in this paragraph shall be construed to limit or otherwise alter in any way the indemnity obligations of the parties to this Agreement, including those created by this Agreement, by operation of law or otherwise.

                                    ARTICLE X
                                  MISCELLANEOUS

      Section 10.01 Complete Agreement; Construction. This Agreement, including the Schedules and Exhibits and the Related Agreements and other agreements and documents referred to herein, shall constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter. Notwithstanding any other provisions in this Agreement to the contrary, in the event and to the extent that there shall be a conflict between any provision of this Agreement and any provision of a Related Agreement, then the provision in the applicable Related Agreement shall control.

      Section 10.02 Expenses. All costs and expenses in connection with the preparation, execution, delivery and implementation of this Agreement, the Distribution, the Merger, the IPO and the Asset Transfers and with the consummation of the transactions contemplated thereby shall be paid by Culbro.

      Section 10.03 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws thereof.

      Section 10.04 Notices. All notices and other communications hereunder shall be in writing and shall be delivered by hand or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and shall be deemed given on the date on which such notice is received:

      To Culbro and Holdings:

        Culbro Corporation / General Cigar Holdings, Inc.
        387 Park Avenue South
        New York, New York 10016-8899
        Attention: Edgar M. Cullman, Jr.

      To CLR:

        Culbro Land Resources, Inc.
        8 Griffin Road North
        Windsor, Connecticut 06095-1569
        Attention: Frederick M. Danziger

      Section 10.05 Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by the parties.

      Section 10.06 Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, and from and after the Merger, Holdings shall succeed to all of Culbro's rights and obligations under this Agreement and the Related Agreements.

      Section 10.07 Termination. This Agreement may be terminated and the Distribution abandoned at any time prior to the Distribution Date by and in the sole discretion of the Culbro Board without the approval of CLR. In the event of such termination, no party shall have any liability to any other party pursuant to this Agreement.

      Section 10.08 Subsidiaries. Each of the parties hereto shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such party which is contemplated to be a Subsidiary of such party on and after the Distribution Date.

      Section 10.09 No Third-Party Beneficiaries. Except for the provisions of
Article V relating to Indemnities, this Agreement is solely for the benefit of the parties hereto and their respective Subsidiaries and Affiliates and should not be deemed to confer upon third-parties any remedy, claim, Liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

      Section 10.10 Titles and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

      Section 10.11 Exhibits and Schedules. The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

      Section 10.12 Legal Enforceability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Without prejudice to any rights or remedies otherwise available to any party hereto, each party hereto acknowledges that damages would be an inadequate remedy for any breach of the provisions of this Agreement and agrees that the obligations of the parties hereunder shall be specifically enforceable.

      Section 10.13 Consent of Parties. The Parties hereby consent to the jurisdiction of the New York Supreme Court, Nassau County, or the United States District Court for the Eastern District of New York, for all purposes.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

                                    CULBRO CORPORATION



                                    By:    /s/ A. Ross Wollen
                                           -------------------------------------
                                    Name:  A. Ross Wollen
                                    Title: Secretary



                                    CULBRO LAND RESOURCES, INC.



                                    By:    /s/ John Fletcher
                                           -------------------------------------
                                    Name:  John Fletcher
                                    Title: Chairman



                                    GENERAL CIGAR HOLDINGS, INC.



                                    By:    /s/ Joseph C. Aird
                                           -------------------------------------
                                    Name:  Joseph C. Aird
                                    Title: Senior Vice President

                                SCHEDULE 1.01(a)
                            CLR Financing Obligations

1. Promissory note and mortgage to First Union Bank of Connecticut, as successor to Centerbank, with respect to parcels of land located at 14, 15 & 16 International Drive, Windsor, Connecticut, 06095, and improvements thereon, which mortgage has an outstanding principal balance of approximately $1,948,000 and matures on September 1, 2004.

2. Promissory note and mortgage to Eagle Federal Savings, as successor to Shawmut Bank, with respect to parcels of land located at 29 and 35 Griffin Road South, Windsor, Connecticut, 06095, and improvements thereon, which mortgage has an outstanding principal balance of approximately $696,000 and matures on July 1, 2006.

                                SCHEDULE 1.01(b)
                          Culbro Financing Obligations

1. Leasehold for office space at 387 Park Avenue South, New York, New York, dated October 20, 1983.

2. Leasehold for office and hangar space at Teterboro Airport, 233 Industrial Avenue, Teterboro, New Jersey, dated July 1, 1996.

3. Promissory note and mortgage to General Electric Capital Corporation with respect to the Airplane.

4. Promissory note and mortgage to The Chase Manhattan Bank, The Bank of Nova Scotia and The Bank of New York, with respect to the land and improvements located at 387 Park Avenue South, New York, New York.

5. Promissory note and mortgage to Culbro Corporation, with respect to the land and improvements located at 387 Park Avenue South, New York, New York.

6.    Capital lease of Moll Tool & Plastics Corp., dated December 23, 1988.

7. Guarantee of capital lease of Moll Tool & Plastics Corp., dated December 23, 1988.

8. Guarantee of leasehold of Club Macanudo at 26 East 63rd Street, New York, New York, dated August 7, 1995.

9. Guarantee of leasehold of Club Macanudo (Chicago) at 60 East Walton Street, Chicago, Illinois, dated October 1, 1996.

10. Reserves held in escrow with respect to that certain Environmental Fund and Security Agreement, dated as of November 14, 1990, among Brown & Williamson Tobacco Corporation, Culbro, General Cigar and The Chase Manhattan Bank, as successor to Manufacturers Hanover Trust Company.

                                SCHEDULE 1.01(c)
                             Commercial Real Estate

1. Approximately 0.83 acres situated in one parcel located at 434 Tunxis Avenue, Bloomfield, Connecticut, 06002.

2. Approximately 45.35 acres situated in one parcel located at 29 Griffin Road North, Bloomfield, Connecticut, 06002.

3. Approximately 11.98 acres historically known as "Home--Dubon" and situated in one parcel located at West Newberry Road, Bloomfield, Connecticut, 06002.

4. Approximately 43.20 acres historically known as "Home--Dubon" and situated in one parcel located at Lot #1, 393 Tunxis Avenue, Bloomfield, Connecticut, 06002.

5. Approximately 4.00 acres historically known as "Home--Dubon" and situated in one parcel located at 406 Tunxis Avenue, Bloomfield, Connecticut, 06002.

6. Approximately 7.50 acres historically known as "Home--Dubon" and situated in one parcel located at Prospect Hill, Tunxis Avenue, Bloomfield, Connecticut, 06002.

7. Approximately 11.80 acres historically known as "Home--Dubon" and situated in one parcel located at Adams Road, Bloomfield, Connecticut, 06002.

8. Approximately 5.0 acres historically known as "Home--Dubon" and situated in one parcel located at Bear Ridge, Adams Road, Bloomfield, Connecticut, 06002.

9. Approximately 74.75 acres historically known as "Holcomb Farm" and situated in two parcels located at Old Iron Ore Road, Bloomfield, Connecticut, 06002.

10. Approximately 13.25 acres historically known as "Davis Lot #8" and situated in one parcel located at 1380 Blue Hills Avenue, Bloomfield, Connecticut, 06002.

11. Approximately 19.9 acres historically known as "Indianhead Farm" and situated in one parcel at 103 & 105 Hartford Avenue, East Granby, Connecticut, 06026.

12. Approximately 15.0 acres historically known as "Indianhead Farm" and situated in one parcel at Russelton Avenue, East Granby, Connecticut, 06026.

13. Approximately 275.37 acres historically known as "Floydville" and situated in two parcels located at Lots 1, 2 & 18, Wolcott Road and "Lordship", East Granby, Connecticut, 06026.

14. Approximately 117.10 acres historically known as "Floydville" and situated in twelve parcels located at Lots 1, 8, 11, 13, 17 and 18, Floydville Road, East Granby, Connecticut, 06026.

15. Approximately 36.90 acres historically known as "Hazelwood" and situated in one parcel at Lot #44, Seymour Road, East Granby, Connecticut, 06026.

16. Approximately 82.90 acres historically known as "Spoonville" and situated in one parcel at

      Spoonville Road, East Granby, Connecticut, 06026.

17. Approximately 262.69 acres historically known as "Imperial Farm" and situated in two parcels at 35-40 Floydville Road, Granby, Connecticut, 06035.

18. Approximately 4.00 acres historically known as "Imperial Corporate Headquarters" and situated in one parcel at 90 Salmon Brook Street, Granby, Connecticut, 06035.

19. Approximately 11.84 acres historically known as "Manitook Camp" and situated in four parcels at 456, 456A, 456B and 462 Salmon Brook Street, Granby, Connecticut, 06035.

20. Approximately 15.00 acres historically known as "Meadows Lots" and situated in one parcel at 268--272 Hungary Road, Granby, Connecticut, 06035.

21. Approximately 79.00 acres historically known as "Consolidated Lots" and situated in two parcels at 69--85 and 115R Hartford Avenue, Granby, Connecticut, 06035.

22. Approximately 9.79 acres historically known as "Airport Lot" and situated in one parcel at 80 Wolcott Road, Simsbury, Connecticut, 06070.

23. Approximately 2.80 acres historically known as "Asparagus Lot" and situated in one parcel at 352 Firetown Road, Simsbury, Connecticut, 06070.

24. Approximately 271.35 acres historically known as "Asparagus Lot" and situated in one parcel at L-5 Hostkins Road, Simsbury, Connecticut, 06070.

25. Approximately 45.80 acres historically known as "Bed Lot" and situated in one parcel at 80 Firetown Road, Simsbury, Connecticut, 06070.

26. Approximately 195.92 acres historically known as "Hall--Ketchen Lot" and situated in one parcel at Hoskins Road and Country Road, Simsbury, Connecticut, 06070.

27. Approximately 101.50 acres historically known as "Hall--Ketchen Lot" and situated in three parcels at 1503 Hopmeadow Street, Simsbury, Connecticut, 06070.

28. Approximately 60.40 acres historically known as "Hoskins Lot" and situated in two parcels at 45 & 49 Hoskins Road, Simsbury, Connecticut, 06070.

29. Approximately 47.20 acres historically known as "Moses Lot" and situated in two parcels at 376 Firetown Road, Simsbury, Connecticut, 06070.

30. Approximately 14.25 acres historically known as "Railroad Lots" and situated in two parcels at 56 & 85 Wolcott Road, Simsbury, Connecticut, 06070.

31. Approximately 109.84 acres historically known as "Westerberg Lot" and situated in four parcels at Hopmeadow Street, Simsbury, Connecticut, 06070.

32. Approximately 103.00 acres historically known as "Rye Street" and situated in two parcels at 199 Rye Street, South Windsor, Connecticut, 06074.

33. Approximately 53.98 acres situated in one parcel located at Copper Hill Road, Suffield, Connecticut, 06078.

34. Approximately 78.20 acres situated in two parcels located at Quarry Road, Suffield, Connecticut, 06078.

35. Approximately 176.55 acres situated in three parcels located at 3683 and 4011 Phelps Road, Suffield, Connecticut, 06078.

36. Approximately 44.30 acres situated in one parcel located at Halladay Avenue, Suffield, Connecticut, 06078.

37. Approximately 258.00 acres situated in two parcels located at 911 and 1239 Rainbow Road, Windsor, Connecticut, 06095.

38. Approximately 159.84 acres situated in six parcels located at 380, 490, 872, 890, 957 and 976 Stone Road, Windsor, Connecticut, 06095.

39. Approximately 130.09 acres situated in five parcels located at 1, 21, 25T, 29 and 40 Griffin Road North, Windsor, Connecticut, 06095.

40. Approximately 14.54 acres situated in one parcel located at 4 Sumatra Drive, Windsor, Connecticut, 06095.

41. Approximately 30.07 acres situated in one parcel located at 40 Hilltop Road, Windsor, Connecticut, 06095.

42. Approximately 1.82 acres situated in two parcels located at 1995 and 2000 Blue Hills Avenue, Windsor, Connecticut, 06095.

43. Approximately 10.07 acres situated in three parcels located at 20, 30 and 40 Griffin Road South, Windsor, Connecticut, 06095.

44. Approximately 286.07 acres situated in six parcels located at 1T, 2T, 3T, 4T, 998T and 999T International Drive (Road), Windsor, Connecticut, 06095.

45. Approximately 0.63 acres situated in one parcel located at 126 Birchwood Road, Windsor, Connecticut, 06095.

46. Approximately 20.14 acres situated in three parcels located at 660, 691 and 825 Prospect Hill Road, Windsor, Connecticut, 06095.

47. Approximately 38.43 acres situated in three parcels located at 2600, 2619 and 2630 Day Hill

      Road, Windsor, Connecticut, 06095.

48. Approximately 169.20 acres situated in one parcel located at 801 Day Hill Road, Windsor, Connecticut, 06095.

49. Approximately 29.70 acres situated in one parcel located at 701 Marshall Phelps Road, Windsor, Connecticut, 06095.

50. Approximately 75.60 acres situated in two parcels located at 712 and 713 Pigeon Hill Road, Windsor, Connecticut, 06095.

51. Approximately 249.54 acres historically known as "Dibble Farm" and situated in two parcels located at 56 & 59 North Longyard Road, Southwick, Massachusetts, 01077.

52. Approximately 76.66 acres historically known as "Hudson/Matus Farm" and situated in three parcels located at 66R, 66 & 68 Feeding Hills Road, Southwick, Massachusetts, 01077.

53. Approximately 99.00 acres historically known as "Moriarti Farm" and situated in one parcel located at 686 College Highway, Southwick, Massachusetts, 01077.

54. Approximately 1.28 acres situated in one parcel located at Point Grove Road and Hudson Drive, Southwick, Massachusetts, 01077.

55. All of the real property, situated in two parcels located in Hillsborough County, Florida, described in that certain deed between The Eli Witt Company, a Delaware corporation, and Culbro Corporation, a New York corporation, dated as of February 17, 1993.

56. All of the real property, situated in one parcel located in Leon County, Florida, described in that certain deed between The Eli Witt Company, a Delaware corporation, and Culbro Corporation, a New York corporation, dated as of February 17, 1993.

                                SCHEDULE 1.01(d)
                               Nursery Real Estate

1. Approximately 1212.1 acres situated in six parcels located at Federal and Atlanta Streets, Quincy, Florida 32351, as such parcels are more specifically described by metes and bounds in a warranty deed dated as of June 4, 1968, to "General Cigar Co., Inc.," the predecessor of Culbro Corporation covering the same.

2. Approximately 152.8 acres situated in one parcel located at Federal and Atlanta Streets, Quincy, Florida 32351, as such parcel is more specifically described by metes and bounds in a corrective warranty deed dated as of June 14, 1977, to "Culbro Corporation" covering the same.

3. Approximately 152.8 acres situated in one parcel located at Federal and Atlanta Streets, Quincy, Florida 32351, as such parcel is more specifically described by metes and bounds in a warranty deed dated as of June 7, 1977, to "Culbro Corporation" covering the same.

4. Approximately 24.183 acres situated in one parcel located at 4410 Broadway Boulevard, Monroeville, Pennsylvania, 15146, as such parcel is more specifically described by metes and bounds in a warranty deed dated as of January 5, 1988, to "Culbro Corporation" covering the same.

5. Approximately 16.55 acres situated in one parcel located at 1129 Concord Road, Aston, Pennsylvania, 19014, as such parcel is more specifically described by metes and bounds in a warranty deed dated as of December 6, 1982, to "Culbro Corporation" covering the same.

6. All of the real property, situated in two parcels (lots 601 & 603), located at 360 Bilmar Drive, Pittsburgh, Pennsylvania, 15205, as such parcels are more specifically described by lot in a warranty deed dated as of July 28, 1988, to "Culbro Corporation" covering the same.

7. Approximately 15.0996 acres situated in one parcel located at 8309 Quarry Road, Manassas, Virginia, 22110, and appurtenant easement, as such parcel and easement are more specifically identified by plat described in a warranty deed dated as of September 12, 1985, to "Imperial Nurseries, a Division of Culbro Corporation" covering the same.

8. Approximately 6.42346 acres situated in one parcel located at 8309 Quarry Road, Manassas, Virginia, 22110, as such parcel is more specifically described by metes and bounds in a warranty deed dated as of May 16, 1990, to "Imperial Nurseries, a division of Culbro Corporation" covering the same.

9. Approximately 2.700 acres situated in one parcel located at 4877 Vulcan Avenue, Columbus, Ohio, as such parcel is more specifically described by metes and bounds in a warranty deed dated as of April 20, 1987, to "Imperial Nurseries, Division of Culbro Corporation" covering the same.

10. Approximately 10.728 acres situated in one parcel located at 11245 Mosteller Road, Cincinnati, Ohio, 45241, as such parcel is more specifically described by metes and bounds in a warranty deed dated as of December 28, 1987, to "Culbro Corporation" covering the same.

11. Approximately 19.788 acres situated in one parcel located at 5801 Stevens Road, White Marsh,

      Maryland 31162, as such parcel is more specifically described by metes and bounds in a warranty deed dated as of July 15, 1986, to "Culbro Corporation" covering the same.

                                SCHEDULE 1.01(e)
                               Tobacco Real Estate

1. Approximately 449.30 acres historically known as "Indianhead Farm" and situated in three parcels located at Lot #50, Hartford Avenue, East Granby, Connecticut, 06026.

2. Approximately 202.95 acres historically known as "Kelly Farm" and situated in two parcels located at 71 Abbot Road, Ellington, Connecticut, 06029 and 78 Abbot Road, Ellington, Connecticut, 06029.(1)

3. Approximately 204.80 acres historically known as "Southwick Farm" and situated in three parcels located at 642 Babbs Road, Suffield, Connecticut, 06078.(2)

----------
(1) CLR owns approximately 1.3 acres situated in a single parcel located at 168 Pinney Street, Ellington, Connecticut, 06029, which is adjacent to the Kelly Farm properties described in item 2 above. CLR will transfer this parcel to General Cigar independently of the Asset Transfers.

(2) For the avoidance of doubt, the approximately 254.51 acres historically known as "Southwick Farm" and situated in two parcels located at 95 South Longyard Road, Southwick, Massachusetts, 01077, and 129R South Longyard Road, Southwick, Massachusetts, 01077, which together comprise part of the Southwick Farm referred to in item 3 above, were owned directly by General Cigar prior to the Asset Transfers.

                                SCHEDULE 1.01(f)
                                 Shared Policies

1.    Liberty Mutual    General Liability       Account:     00 42 32
                                                Sub Account: 2096
                                                Policy No.:  RG2-621-004232-116
                                                Office:      New York City (202)
                                                Contact:     Tomao (8844)

2.    Liberty Mutual    Automobile Liability    Account:     00 42 32
                                                Sub Account: 2096
                                                Policy No.:  AS2-621-004232-196
                                                Office:      New York City (202)
                                                Contact:     Tomao (8844)

3.    Liberty Mutual    Workers' Compensation   Account:     00 42 32
                                                Sub Account: 2096
                                                Policy Nos.: WA2-62D-004232-186
                                                             WC2-621-004232-026
                                                Office:      New York City (202)
                                                Contact:     Tomao (8844)

4.    Liberty Mutual    Workers' Compensation   Account:     00 42 32
                        Excess Indemnity        Sub Account: 2096
                                                Policy No.:  EH2-621-004232-216
                                                Office:      New York City (202)
                                                Contact:     Tomao (8844)

5.    Arkwright Mutual  Property Damage/        Policy No.:  230552
                        Business Interruption   Contact:     Bodick

6.    Arkwright Mutual  Fidelity & Crime        Policy No.:  230552
                                                Contact:     Bodick

7.    AIU Insurance     Commercial Umbrella     Policy No.:  BE 932-36-38
                                                Broker:      Johnson & Higgins

                                  SCHEDULE 2.08
                     Conveyancing and Assumption Instruments

1. Stock Power by Culbro to Holdings for General Cigar, 387 PAS, Club Macanudo and Club Macanudo (Chicago), and appropriate stock certificates registered in the name of Holdings, as available.

2. Stock Power by Culbro to General Cigar for Cifuentes Y Cia, Ltd., Cifuentes Free Zone, Ltd., Gradiaz Annis of Jamaica, Ltd., Gradiaz Annis & Co., Inc., Culbro Tobacco Sales Corporation, Industrial Buildings & Properties Inc., Culbro V.L. Tobacco, S.A., Jose Escalante & Co., Macanudo Cigar Company, Inc., Partagas Cigar Company, Inc., Culbro International U.K. Ltd., Culbro International, S.A., Moll Tool & Plastics Corp. and Helmetta Realty Corp., and appropriate stock certificates registered in the name of General Cigar, as available.

3. Stock Power by Culbro to CLR for Imperial, Eli Witt, the Centaur Interest and General Witt Receivables Corp., and appropriate stock certificates registered in the name of CLR, as available.

4.    Assignment by Culbro to Holdings of the 387 PAS Minority Interest;

5.    Second Amendment to Restated Partnership Agreement

6. Quit-claim deed by Culbro to CLR or any CLR Subsidiary covering all Commercial Real Estate.

7.    Quit-claim deed by Culbro to Imperial covering all Nursery Real Estate.

8.    Quit-claim deed by Culbro to General Cigar covering all Tobacco Real
      Estate.

9. Quit-claim deed by CLR to General Cigar for certain real property described in Note (1) on Schedule 1.01(e).

10. Omnibus bill of sale by Culbro to General Cigar covering all Holdings Personal Property.

11.   Assumption of assumed liabilities by CLR.

12.   Assumption of assumed liabilities by Holdings.

13. FAA Civil Aviation Registry AC Form 8050-1, Aircraft Registration Application and accompanying FAA Bill of Sale to effect transfer of title in the Airplane and registration of GCH Transportation, Inc. as owner of the Airplane with the FAA Registry.

14. Transfer and Assumption Agreement with respect to the aircraft chattel mortgage and the transfer of the Airplane to GCH Transportation, Inc.

15.   Form of Consent from GECC with respect to the transfer of the Airplane.

16. Corporate Guaranty from Holdings with respect to the GECC mortgage on the Airplane.

17. Stockholders Certification from Holdings with respect to the Corporate Guaranty on the Airplane.

18.   Certified Resolution of Holdings with respect to the Corporate Guaranty

19. Certification and Representation by Signing Officers of Holdings with respect to the Corporate Guaranty

20. UCC-1 Financing Statements to be filed in New York (dual filing state) and New Jersey with respect to GECC's security interest in the Airplane after transfer to GCH Transportation, Inc.

21. Assignment of mortgage and promissory note of Eli Witt, as mortgagor, in favor of Culbro, as mortgagee, by Culbro to CLR, as mortgagee.

22.   Assignment of Note with respect to the Eli Witt Notes by Culbro to CLR.

23. Assignment of escrow account by Culbro to Holdings with respect to that certain Environmental Fund and Security Agreement, dated as of November 14, 1990, among Brown & Williamson Tobacco Corporation, Culbro, General Cigar and The Chase Manhattan Bank, as successor to Manufacturers Hanover Trust Company.

24. Consent of Mortggee and Landlord with respect to the assignment of the Headquarters Lease.

25. Assignment of lease between 387 P.A.S. Enterprises (lessor) and Culbro (lessee), dated as of October 20, 1983, in favor of Holdings as lessee.

26. Assignment of lease between Atlantic Aviation Corporation (lessor) and Culbro (lessee), dated as of July 1, 1996, in favor of GCH Transportation, Inc., as lessee.

27. Guarantee by Holdings in favor of Leonori Investment Associates, as lessor, with respect to that certain lease, dated as of August 7, 1995, between Club Macanudo and lessor.

28. Guarantee by Holdings in favor of Chicago Title and Trust Company, as lessor, with respect to that certain lease, dated as of October 1, 1996, between Club Macanudo (Chicago) and lessor.

29.   Proof of Claim by CLR for Eli Witt bankruptcy proceedings.

30. Change of name on account to effect transfer of cash on hand/bank accounts to Holdings.

31. Entry of an account payable on the consolidated balance sheet of the Culbro Group in favor of CLR in an amount equal to the CLR Initial Cash Balance.

32. Change of name on Policies to name the CLR Group, as appropriate, as the insured and as beneficiary under the CLR Policies.

33. Change of name on Policies to name both the CLR Group and Culbro Group, as appropriate, as the insured and as beneficiaries under the Shared Policies.

                                  SCHEDULE 4.01
                                Required Consents

1. The consent of each of 387 PAS Enterprises and The Chase Manhattan Bank ("Chase") is required for the transfer of the headquarters lease at 387 Park Avenue South, New York, New York, from Culbro Corporation to Holdings pursuant to a lease between 387 PAS Corp. (lessor) and Culbro (lessee) dated as of October 20, 1983. Notwithstanding assignment of the lease, the lessee (Culbro) will remain joint and severally liable on the lease for rent. The lessor assigned the lease to the Manufacturers Hanover Trust Company, the successor in interest of which is Chase, which holds a mortgage on the property at 387 PAS. Pursuant to this assignment, Chase has been assigned all of lessor's rights and power to modify the lease or to waive or release the tenants under any lease from any obligation on the leases. The assignment expires upon repayment of the mortgage, which remains outstanding.

2. The consent of each of Chase, The Bank of Nova Scotia and The Bank of New York is required for the transfer of the 387 PAS Minority Interest. 387 PAS Enterprises entered into an Amended and Restated Mortgage Agreement with Chemical Bank, the successor in interest of which is Chase, The Bank of Nova Scotia and The Bank of New York with respect to the building at 387 Park Avenue South. The mortgagees' consent is required for any change in the identity of the partners in 387 PAS Enterprises. Because a partner is being changed to Holdings upon transfer of the 387 PAS Minority Interest, the consent of the above named parties is required.

3. The consent of General Electric Capital Corporation ("GECC") is required for the transfer of the airplane. Culbro owns an airplane that will be transferred to GCH Transportation, Inc. as part of the Asset Transfers. GECC is the mortgagee under a mortgage on the airplane.

4. For the avoidance of doubt, the consent of GECC is not required for a change in guarantor. Culbro is a guarantor of a certain capital lease, dated as of December 23, 1988, between GECC and Moll Tool & Plastics Corp., a subsidiary of Culbro ("Moll Tool"). Moll Tool subsequently sold its assets to an unrelated third party which forwards payments to GECC through Moll Tool. The capital lease expires in 2000, and it is not contemplated that GECC will release Culbro as guarantor of the lease.